UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C/A

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☑ Form C/A: Amendment to Offering Statement
　　☑ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Block Forms, Inc.

Legal status of issuer

      Form
      Corporation

      Jurisdiction of Incorporation/Organization
      Delaware

      Date of organization
      December 17, 2018

Physical address of issuer
1441 Butler Ave. #12, Los Angeles, CA 90025

Website of issuer
https://blockforms.co/

Name of intermediary through which the Offering will be conducted
MicroVenture Marketplace Inc.

CIK number of intermediary
0001478147

SEC file number of intermediary
008-68458

CRD number, if applicable, of intermediary
152513

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the Offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the Offering, including the amount of referral and any other fees associated with the Offering
At the conclusion of the Offering, the Issuer shall pay to the Intermediary a fee consisting of five percent (5%) commission based on the amount of investments raised in the Offering and paid upon distribution of funds from escrow at the time of closing.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
The Intermediary will receive a number of Crowd Notes of the Issuer equal to two percent (2%) of the total number of Securities sold by the Issuer in the Offering.

Name of qualified third party "Escrow Agent" which the Offering will utilize
Evolve Bank & Trust

Type of security offered
Crowd Notes

Target number of Securities to be offered
50,000

Price (or method for determining price)
$1.00

Target offering amount
$50,000.00

Oversubscriptions accepted:
☐ Yes
☑ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other: at the Company's discretion

Maximum offering amount (if different from target offering amount)

$500,000.00

Deadline to reach the target offering amount
August 15, 2022

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the Offering deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
4

	Most recent fiscal year-end (December 31, 2021)	Prior fiscal year-end (December 31, 2020)
Total Assets	$11,696.74	$8,701.63
Cash & Cash Equivalents	$11,696.74	$8,701.63
Accounts Receivable	$0.00	$0.00
Short-term Debt	$0.00	$0.00
Long-term Debt	$0.00	$0.00
Revenues/Sales	$12,000.00	$0.00
Cost of Goods Sold	$2,097.00	$0.00
Taxes Paid	$559.00	$1,302.00
Net Income	-$14,939.52	-$31,704.23

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

August 2, 2022

FORM C/A

Up to $500,000.00

Block Forms, Inc.



Explanatory Note

Block Forms, Inc. (the "Company," as well as references to "we," "us," or "our") is filing an amendment to its Form C, which was initially filed with the Securities and Exchange Commission on March 11, 2022, to include employment information for the officers and directors of the Company during past three years. A previous amendment was filed on May 19, 2022 to include a Webinar Transcript, attached hereto as Exhibit G, to disclose the issuances of shareholder loans, which can be viewed in the "Related Party Transaction" section in this Form C/A, to disclose the Company's 2021 tax return information found in this Form C/A, and to include Q1 2022 financial information in the Company Summary.

Crowd Notes

This Form C/A (including the cover page and all exhibits attached hereto, the "Form C/A") is being furnished by Block Forms, Inc., a Delaware Corporation, to prospective investors for the sole purpose of providing certain information about a potential investment in Crowd Note of the Company (the "Securities"). Investors in Securities are sometimes referred to herein as "P urchasers." The Company intends to raise at least $50,000.00 and up to $500,000.00 from Investors in the offering of Securities described in this Form C/A (this "Offering"). The minimum amount of Securities that can be purchased is $100.00 per Investor (which may be waived by the Company or the Co-Issuer, as applicable, each in their sole and absolute discretion). The offer made hereby is subject to modification, prior to sale and withdrawal at any time.

The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled " *The Offering and the Securities--The Securities*". In order to purchase Securities, a prospective investor must complete the subscription process through the Intermediary's platform, which may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason.

The Offering is being made through MicroVenture Marketplace Inc. (the "Intermediary"). At the conclusion of the Offering, the Issuer shall pay to the Intermediary a fee consisting of five percent (5%) commission based on the amount of investments raised in the Offering and paid upon distribution of funds from escrow at the time of closing. The Intermediary will also receive a number of Crowd Notes of the Issuer equal to two percent (2%) of the total number of Securities sold by the Issuer in the Offering.

	Price to Investors	Service Fees and Commissions [1] [2]	Net Proceeds
Minimum Individual Purchase Amount	$100.00	$5.00	$95.00
Aggregate Minimum Offering Amount	$50,000.00	$2,500.00	$47,500.00
Aggregate Maximum Offering Amount	$500,000.00	$25,000.00	$475,000.00

(1) This excludes fees to Company's advisors, such as attorneys and accountants.
(2) The Intermediary will receive five percent (5%) of the amount raised in the Offering and a number of Crowd Notes of the issuer that is equal to two percent (2%) of the total number of Crowd Notes sold by the issuer in the Offering.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or other materials. These Securities are offered under an exemption from registration; however, neither the U.S. Securities and Exchange Commission nor any state securities authority has made an independent determination that these Securities are exempt from registration. The Company filing this Form C/A for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation CF (§ 227.100 et seq.) must file a report with the Commission annually and post the report on its website at https://blockforms.co/ no later than 120 days after the end of the Company's fiscal year. Either of the Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300

holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold in this Offering by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C/A is August 2, 2022.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the Commission and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C/A; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

THERE ARE SIGNIFICANT RISKS AND UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY-TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C/A ENTITLED "RISK FACTORS."

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS.

THIS FORM C/A DOES NOT CONSTITUTE AN OFFER IN ANY JURISDICTION IN WHICH AN OFFER IS NOT PERMITTED.

PRIOR TO CONSUMMATION OF THE PURCHASE AND SALE OF ANY SECURITY THE ISSUERS WILL AFFORD PROSPECTIVE INVESTORS AN OPPORTUNITY TO ASK QUESTIONS OF AND RECEIVE ANSWERS FROM THE COMPANY AND ITS MANAGEMENT TEAMS CONCERNING THE TERMS AND CONDITIONS OF THIS OFFERING AND THE COMPANY. NO SOURCE OTHER THAN THE INTERMEDIARY HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS FORM C/A, AND IF

GIVEN OR MADE BY ANY OTHER SUCH PERSON OR ENTITY, SUCH INFORMATION MUST NOT BE RELIED ON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

PROSPECTIVE INVESTORS ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C/A AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO EACH PROSPECTIVE INVESTOR'S PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT HIS OR HER OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING HIS OR HER INVESTMENT.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. INVESTORS SHOULD BE AWARE THAT THEY WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

NASAA UNIFORM LEGEND

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE PERSON OR ENTITY ISSUING THE SECURITIES AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THE FOREGOING AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE ISSUERS RESERVE THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.

SPECIAL NOTICE TO CANADIAN INVESTORS

IF THE INVESTOR LIVES WITHIN CANADA, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF A CANADA, SPECIFICALLY WITH REGARD TO THE TRANSFER AND RESALE OF ANY SECURITIES ACQUIRED IN THIS OFFERING.

NOTICE REGARDING ESCROW AGENT

EVOLVE BANK & TRUST, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN

INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

Forward Looking Statement Disclosure

This Form C/A and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C/A are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C/A and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C/A, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C/A or any documents incorporated by reference herein or therein speaks only as of the date of this Form C/A. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

ONGOING REPORTING

The Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Issuers' shared or respective websites at https://blockforms.co/.

The Company must continue to comply with the ongoing reporting requirements until:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

About this Form C/A

You should rely only on the information contained in this Form C/A. We have not authorized anyone to provide you with information different from that contained in this Form C/A. We are offering to sell, and seeking offers to buy, the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C/A is accurate only as of the date of this Form C/A, regardless of the time of delivery of this Form C/A or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning the terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Investor prior to the consummation of the sale of the Securities.

This Form C/A does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C/A. The Company does not expect to update or otherwise revise this Form C/A or other materials supplied herewith. The delivery of this Form C/A at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C/A. This Form C/A is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C/A and the Exhibits hereto. Each prospective Investor is urged to read this Form C/A and the Exhibits hereto in their entirety.

Block Forms, Inc. (the "Company") is a Delaware Corporation, formed on December 17, 2018. The Company is currently also conducting business under the name of BlockForms.

The Company is located at 1441 Butler Ave. #12, Los Angeles, CA 90025.

The Company's website is https://blockforms.co/.

The information available on or through our website is not a part of this Form C/A. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C/A.

The information available on or through our website is not a part of this Form C/A. In making an investment decision with respect to our Securities, you should only consider the information contained in this Form C/A.

The Business

The Company provides a digital forms consolidation service for insurance companies. The Company charges an annual subscription fee for its services, with premium incremental offerings that offer additional features.

Exhibit B to this Form C/A contains a detailed description of the Company's business and the industry within which it operates. Such description is incorporated herein by reference. Purchasers are encouraged to carefully review **Exhibit B** to this Form C/A.

Minimum amount of Crowd Notes being offered	$50,000 Principal Amount
Total Crowd Notes outstanding after Offering (if minimum amount reached)	$50,000 Principal Amount
Maximum amount of Crowd Notes	$500,000 Principal Amount
Total Crowd Notes outstanding after Offering (if maximum amount reached)	$500,000 Principal Amount
Purchase price per Security	$1.00
Minimum investment amount per investor	$100.00
Offering deadline	August 15, 2022
Use of proceeds	See the description of the use of proceeds on page 26 hereof.
Voting Rights	See the description of the voting rights on page 36 hereof.

The price of the Securities has been determined by the Company and does not necessarily bear any relationship to the assets, book value, or potential earnings of the Company or any other recognized criteria or value.

The Company's Offering

RISK FACTORS

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.
The Company was incorporated on December 17, 2018 and therefore has very little operating history. The Company has generated very minimal revenues from subscription and one-time fee customers and none from other sources, currently has very few revenue generating customers, and is not profitable. The Company's initial base technology platform has been developed and is operational, however, the Company intends to continue developing additional features, enhancements and service improvements to the platform, as well as intending to develop additional products and services, in order to attract and retain customers by providing additional and improved services, products and features. There is no assurance that the Company will complete the development of any additional services, features, enhancements or improvements, or any additional products or product lines, or if so, whether same will be completed timely, or in accordance with budget, or that any of the foregoing if completed will operate as desired or obtain any degree of customer acceptance. Accordingly, potential investors have very little actual operating performance and very limited information upon which to evaluate the Company's business and potential for future success. Prospective investors must consider the risks and uncertainties frequently encountered by companies in the start-up stage and early stages of development, particularly those without any significant revenues or an established customer base, and those in new and rapidly changing markets.

In order to address the risks and uncertainties associated with startup, pre-revenue and early stage companies, the Company must, among other things, successfully continue to develop its software and services, products and technology, and develop or acquire operating systems and technical capacity, attract, hire, retain and motivate qualified personnel, including sales and marketing personnel, build an organizational infrastructure, establish a market for its services and products, establish and grow a customer base, develop and maintain key relationships upon acceptable terms and conditions, including, without limitation, product and service distribution channels and partners, maintain and continue to enhance its technology, systems and processes, and respond rapidly to competition. If the Company is not successful in addressing these risks and uncertainties, its business, results of operations and financial condition may be materially and adversely affected.

The Company cannot predict with certainty if or when it will generate sufficient earnings to become profitable. Accordingly, the Company cannot assure potential investors when, or whether, the Company will become, or remain, profitable. The Company's inability to become profitable will have a material adverse effect on its business, operations and financial condition. If profitability is attained, revenues and results of operations could fluctuate significantly in the future due to a variety of factors, many of which are outside of the Company's control. A significant portion of the Company's operating expenses are related to personnel costs, sales and marketing activities, relationship development and general overhead, which cannot be adjusted quickly. Therefore, many of these operating expenses could be considered as relatively fixed in the short term. If the Company fails to generate revenues at a rate commensurate with anticipated operating expenses, or if operating expenses exceed expectations without corresponding increases in revenues, the Company's results from operations and financial condition will be materially and adversely affected. Further, even if the Company begins to generate sufficient revenues to become profitable, the Company may nonetheless decide to re-invest in product development, technology, sales and marketing activities, expansion into new markets, line of business expansion, or other activities.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.

Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

The development and commercialization of our software products is highly competitive.

We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and thus may be better equipped than us to develop and commercialize these products. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

We have a history of losses. If we do not become profitable or maintain profitability in the future, we may not be able to continue to operate.

We have not been profitable in the past. We have not generated any significant revenues to date. Before we are able to generate any material level of revenues, we will incur significant additional losses. We expect to substantially increase our research and development and sales and marketing and general and administrative expenses. As a result, we will need to generate significant revenues to achieve and maintain profitability in the future. We cannot assure you that we will achieve profitable operations or maintain them if achieved. Failure to achieve or maintain profitability will materially and adversely affect our business.

Risks of competition

There are direct and indirect competitors that have resources (including, without limitation, capital and established infrastructure) which are substantially greater than those of the Company. It is also highly plausible that significant competition will emerge from new companies, as well as existing companies that may expand the scope of their services and products in order to compete with the Company. A substantial number of these companies have, or will have, significantly greater resources than the Company in terms of capital, personnel, existing business relationships and brand identity. There can be no assurances that the Company's current or potential competitors will not develop products and services comparable or superior to those to be developed by the Company or adapt more quickly than the Company to new technologies, evolving industry trends or changing customer demands and preferences. The Company expects that highly aggressive competitive forces will exist for the foreseeable future and that competition will be formidable. If the Company is unable to compete successfully against its competitors, its business, financial condition and operating results will be materially and adversely affected.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue.

Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

We may plan to implement new lines of business or offer new products and services within existing lines of business.

There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients, or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.

In particular, the Company is dependent on Tanya Vucetic, Benet Heames, and Ali Akhtar who are CEO, Head of Sales, and CTO of the Company. The Company has or intends to enter into employment agreements with Tanya Vucetic, Benet Heames, and Ali Akhtar although there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of Tanya Vucetic, Benet Heames, and Ali Akhtar or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.
The Company is dependent on Tanya Vucetic, Benet Heames, and Ali Akhtar in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of Tanya Vucetic, Benet Heames, and Ali Akhtar die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in both the U.S.
Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.
We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

We have not prepared any audited financial statements.
Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

We face risks relating to public health conditions such as the COVID-19 pandemic, which could adversely affect the Company's customers, business, and results of operations.
Our business and prospects could be materially adversely affected by the COVID-19 pandemic or recurrences of that or any other such disease in the future. Material adverse effects from COVID-19 and similar occurrences could result in numerous known and currently unknown ways including from quarantines and lockdowns which impair the Company's business including a limited ability to find employees. The effects of a pandemic can place travel restrictions on key personnel which could have a material impact on the business. In addition, a significant outbreak of contagious diseases in the human population could result in a widespread health crisis that could adversely affect the economies and financial markets of many countries, resulting in an economic downturn that could reduce the demand for the Company's products and impair the Company's business

prospects including as a result of being unable to raise additional capital on acceptable terms to us, if at all.

While many of the risks that we monitor and manage are described in this Risk Factors section of this Memorandum, our business operations could also be affected by additional factors that are not presently described in this section or known to us or that we currently consider immaterial to our operations.

The amount of capital the Company is attempting to raise in this Offering is not enough to sustain the Company's current business plan.
In order to achieve the Company's near and long-term goals, the Company will need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we will not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of his or her investment. Even if we are able to raise additional capital in the future, there is no assurance that such amount will be sufficient or will be on favorable terms.

Through our operations, we collect and store certain personal information.
We may share information about such persons with vendors that assist with certain aspects of our business. Security could be compromised, and confidential customer or business information misappropriated. Loss of customer or business information could disrupt our operations, damage our reputation, and expose us to claims from customers, financial institutions, payment card associations and other persons, any of which could have an adverse effect on our business, financial condition and results of operations. In addition, compliance with tougher privacy and information security laws and standards may result in significant expense due to increased investment in technology and the development of new operational processes.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.
Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

The collection, processing, storage, use and disclosure of personal data could give rise to liabilities as a result of governmental regulation, conflicting legal requirements or differing views of personal privacy rights.

We receive, collect, process, transmit, store, and use a large volume of personally identifiable information and other sensitive data from customers and potential customers. There are federal, state and foreign laws regarding privacy, recording telephone calls and the storing, sharing, use, disclosure and protection of personally identifiable information and sensitive data. Specifically, personally identifiable information is increasingly subject to legislation and regulations to protect the privacy of personal information that is collected, processed, and transmitted. Any violations of these laws and regulations may require us to change our business practices or operational structure, address legal claims and sustain monetary penalties and/or other harms to our business.

The regulatory framework for privacy issues in the United States and internationally is constantly evolving and is likely to remain uncertain for the foreseeable future. The interpretation and application of such laws is often uncertain, and such laws may be interpreted and applied in a manner inconsistent with our current policies and practices or require changes to the features of our platform. If either we or our third party service providers are unable to address any privacy concerns, even if unfounded, or to comply with applicable laws and regulations, it could result in additional costs and liability, damage our reputation and harm our business.

Security breaches and other disruptions could compromise our information and expose us to liability, which would cause our business and reputation to suffer.
We collect and store sensitive data, including intellectual property, our proprietary business information and that of our customers, and personally identifiable information of our customers and employees, in our data centers and on our networks. The secure processing, maintenance and transmission of this information is critical to our operations. Despite our security measures, our information technology and infrastructure may be vulnerable to attacks by hackers or breached due to employee error, malfeasance, or other disruptions. Any such breach could compromise our networks and the information stored there could be accessed, publicly disclosed, lost or stolen. Any such access, disclosure or other loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, and regulatory penalties, disrupt our operations and the services we provide to customers, and cause a loss of confidence in our products and services, which could adversely affect our business/operating margins, revenues and competitive position.

The secure processing, maintenance and transmission of this information is critical to our operations and business strategy, and we devote significant resources to protecting our information. The expenses associated with protecting this information could reduce our operating margins.

An intentional or unintentional disruption, failure, misappropriation or corruption of our network and information systems could severely affect our business.
Such an event might be caused by computer hacking, computer viruses, worms and other destructive or disruptive software, "cyber attacks" and other malicious activity, as well as natural disasters, power outages, terrorist attacks and similar events. Such events could have an adverse impact on us and our customers, including degradation of service, service disruption, excessive call volume to call centers and damage to our plant, equipment and data. In addition, our future results could be adversely affected due to the theft, destruction, loss, misappropriation or release of confidential customer data or intellectual property. Operational or business delays may result from the disruption of network or information systems and the subsequent remediation activities. Moreover, these events may create negative publicity resulting in reputation or brand damage with customers.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

Like others in our industry, we continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

We must acquire or develop new products, evolve existing ones, address any defects or errors, and adapt to technology change.

Technical developments, client requirements, programming languages, and industry standards change frequently in our markets. As a result, success in current markets and new markets will depend upon our ability to enhance current products, address any product defects or errors, acquire or develop and introduce new products that meet client needs, keep pace with technology changes, respond to competitive products, and achieve market acceptance. Product development requires substantial investments for research, refinement, and testing. We may not have sufficient resources to make necessary product development investments. We may experience technical or other difficulties that will delay or prevent the successful development, introduction, or implementation of new or enhanced products. We may also experience technical or other difficulties in the integration of acquired technologies into our existing platform and applications. Inability to introduce or implement new or enhanced products in a timely manner could result in loss of market share if competitors are able to provide solutions to meet customer needs before we do, give rise to unanticipated expenses related to further development or modification of acquired technologies as a result of integration issues, and adversely affect future performance.

We are subject to rapid technological change and dependence on new product development.

Our industry is characterized by rapid and significant technological developments, frequent new product introductions and enhancements, continually evolving business expectations and swift changes. To compete effectively in such markets, we must continually improve and enhance our products and services and develop new technologies and services that incorporate technological advances, satisfy increasing customer expectations and compete effectively on the basis of performance and price. Our success will also depend substantially upon our ability to anticipate, and to adapt our products and services to our collaborative partner's preferences. There can be no assurance that technological developments will not render some of our products and services obsolete, or that we will be able to respond with improved or new products, services, and

17

technology that satisfy evolving customers' expectations. Failure to acquire, develop or introduce new products, services, and enhancements in a timely manner could have an adverse effect on our business and results of operations. Also, to the extent one or more of our competitors introduces products and services that better address a customer's needs, our business would be adversely affected.

If we do not respond to technological changes or upgrade our platform, website, and technology systems, our growth prospects and results of operations could be adversely affected.
To remain competitive, we must continue to enhance and improve the functionality and features of our platform, website, and technology infrastructure. As a result, we will need to continue to improve and expand our hosting and network infrastructure and related software capabilities. These improvements may require greater levels of spending than we have experienced in the past. Without such improvements, our operations might suffer from unanticipated system disruptions, slow application performance, or unreliable service levels, any of which could negatively affect our reputation and ability to attract and retain customers and contributors. Furthermore, in order to continue to attract and retain new customers, we are likely to incur expenses in connection with continuously updating and improving our user interface and experience. We may face significant delays in introducing new services, products, and enhancements. If competitors introduce new products and services using new technologies or if new industry standards and practices emerge, our existing websites and our proprietary technology and systems may become obsolete or less competitive, and our business may be harmed. In addition, the expansion and improvement of our systems and infrastructure may require us to commit substantial financial, operational, and technical resources, with no assurance that our business will improve.

Our business model is not yet proven, and the amount of market demand isn't clear.
Although the Company has launched its initial technology platform and services, its business model remains unproven. There is no guarantee that the Company's products and services will be attractive to or accepted by our target market, or if so, to what extent and at what pricing levels. The Company's business model is dependent upon customer acceptance and use of its services and products, which in substantial part will be a result of the Company's ability to distinguish its services and products from those of its competitors. Accordingly, if the Company cannot profitably offer its services in a manner which generates considerable added value for potential customers compared to similar services, then it is highly plausible that the Company will not be successful in attracting new customers and growing its business. Further, even if the Company is successful in implementing its business model, there can be no assurances that the Company will generate sufficient revenues to become profitable.

Customer acquisition costs could increase, and the Company may depend on a few key relationships to market to potential customers.
The Company's ability to generate revenues is largely dependent on its ability to attract and retain a substantial number of customers. Attracting customers may be difficult for several reasons, including limited sales and marketing resources and reluctance by many customers. Accordingly, the Company may incur greater costs to acquire customers in comparison to existing or more established services. If the Company is not successful in attracting customers at reasonable acquisition costs, or at all, its business, results of operations and financial condition will be materially adversely affected.

While the Company's marketing and customer acquisition strategies largely involve direct marketing to potential customers, the Company may also seek to establish and maintain favorable relationships with third parties having direct access to potential consumers. There can be no assurances that the Company will be able to establish relationships with potential marketing partners or, if so, upon terms and conditions favorable to the Company.

Growth rates higher than planned could create challenges.
The Company's growth, if attained, will result in substantial responsibilities placed upon management and internal systems. Rapid expansion of operations in an emerging stage company entails risks and uncertainties. These risks can, and do, effect available management and other personnel resources, financial resources and physical resources. While detailed planning for growth can mitigate these risks, there can be no assurances that the Company will not be adversely affected by disruption, unexpected events, or conflicting demands upon resources, or that the Company's personnel, systems, procedures and controls will be adequate to support continued growth.

Our business and services could subject us to complex and evolving U.S. laws and regulations regarding the unauthorized practice of law, legal document processing and preparation, legal plans, privacy and other matters. While our model is not to prepare or advise on the preparation of legal documents, if these laws were found to apply or change to apply, then these laws and regulations may result in claims, changes to or discontinuance of some of our services, potential liabilities or additional costs that could have a material adverse effect on our business, results of operations, financial condition and future prospects.

Additionally, we are required to comply with laws and regulations related to privacy and the storing, use, processing, disclosure and protection of personal information and other customer data.

Our business operations also subject us to laws and regulations relating to general business practices and the manner in which we offer our services to customers subjects us to various consumer laws and regulations, including false advertising and deceptive trade practices.

The scope of these laws and regulations are often vague and broad, and their applications and interpretations are often uncertain and conflicting.

Compliance with these disparate laws and regulations requires us to structure our business and services differently in certain jurisdictions. We dedicate significant management time and expense to dealing with these issues and expect that these issues will continue to be a significant focus as we expand into other services and jurisdictions.

In addition, any failure or perceived failure by us to comply with applicable laws and regulations may subject us to regulatory inquiries, claims, suits and prosecutions. We expect to incur costs associated with responding to, defending and settling such proceedings, particularly those related to unauthorized practice of law, and the provision of our services more generally. We can give no assurance that we will prevail in such regulatory inquiries, claims, suits and prosecutions on commercially reasonable terms or at all. Responding to, defending and/or settling regulatory inquiries, claims, suits and prosecutions may be time-consuming and divert management and financial resources or have other adverse effects on our business. A negative outcome in any of these proceedings may result in changes to or discontinuance of some of our services, potential liabilities or additional costs that could have a material adverse effect on our business, results of operations, financial condition and future prospects.

Risks Related to the Securities

Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.
No governmental agency has reviewed or passed upon this Offering, the Company or any Securities of the Company. The Company also has relied on exemptions from securities registration requirements under applicable state securities laws. Investors in the Company, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

No Guarantee of Return on Investment
There is no assurance that a Purchaser will realize a return on its investment or that it will not lose its entire investment. For this reason, each Purchaser should read the Form C/A and all Exhibits carefully and should consult with its own attorney and business advisor prior to making any investment decision.

The Crowd Note will not be freely tradable until one year from the initial purchase date. Although the Crowd Note may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney.
You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Crowd Note. Because the Crowd Note have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Crowd Note have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act of 1933, as amended (the "Securities Act"), or other securities laws will be effected. Limitations on the transfer of the Crowd Note may also adversely affect the price that you might be able to obtain for the Crowd Note in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

Upon conversion of the Crowd Notes, Purchasers who are not "Major Investors" will grant a proxy to vote their underlying securities to the intermediary or its affiliate, and, thus, will not have the right to vote on any matters coming before the shareholders of the Company for a vote. By granting this proxy you are giving up your right to vote on important matters, including significant corporate actions like mergers, amendments to our certificate of incorporation, a liquidation of our company and the election of our directors.
Upon conversion of the Crowd Notes and by virtue of a provision contained in the Crowd Notes, if you are not a Major Investor, that is, an investor who has purchased at least $25,000 in principal amount of the Crowd Notes, you will grant a proxy to the intermediary or its affiliate to vote the underlying securities that you will acquire upon conversion on all matters coming before the shareholders for a vote. The intermediary does not have any fiduciary duty to you to vote shares in a manner that is in your best interests. Accordingly, the intermediary may vote its proxy in a manner that may not be in the best interests of you as a security holder. For example, the intermediary may vote the proxy in favor of an amendment to our charter that adversely affects

the rights of the holders of your class of securities in order to allow for a new investment to occur where the new investor requires senior rights.

A majority of the Company is owned by a small number of owners.
Prior to the Offering, the Company's current owners of 20% or more beneficially own up to 88% of the Company. Subject to any fiduciary duties owed to our other owners or investors under Delaware law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

Affiliates of the Company, including officers, directors and existing shareholders of the Company, may invest in this Offering and their funds will be counted toward the Company achieving the Minimum Amount.
There is no restriction on affiliates of the Company, including its officers, directors and existing shareholders, investing in the Offering. As a result, it is possible that if the Company has raised some funds, but not reached the Minimum Amount, affiliates can contribute the balance so that there will be a closing. The Minimum Amount is typically intended to be a protection for investors and gives investors confidence that other investors, along with them, are sufficiently interested in the Offering and the Company and its prospects to make an investment of at least the Minimum Amount. By permitting affiliates to invest in the offering and make up any shortfall between what non-affiliate investors have invested and the Minimum Amount, this protection is largely eliminated. Investors should be aware that no funds other than their own and those of affiliates investing along with them may be invested in this Offering.

You will not have a vote or influence on the management of the Company.
All decisions with respect to the management of the Company will be made exclusively by the officers, directors, managers or employees of the Company. You, as a Purchaser of Crowd Notes, will have no ability to vote on issues of Company management and will not have the right or power to take part in the management of the Company and will not be represented on the board of directors or managers of the Company. Accordingly, no person should purchase a Security unless he or she is willing to entrust all aspects of management to the Company.

There is no present market for the Securities and we have arbitrarily set the price.
We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

Purchasers will be unable to declare the Security in "default" and demand repayment.
Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which the Purchasers will be able to demand repayment of their investment. With respect to Purchasers who invest less than $25,000 in the Securities, the Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and such Purchasers have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may such Purchasers demand payment and even then, such payments will be limited to the amount of cash available to the Company.

The Company may never elect to convert the Securities or undergo a liquidity event.
The Company may never receive a future equity financing or, with respect to those Purchasers who invest less than $25,000, elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

The Company has the right to extend the Offering deadline. The Company has the right to end the Offering early.
The Company may extend the Offering deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Amount even after the Offering deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering, if you choose to reconfirm your investment, your investment will simply be held until such time as the new Offering deadline is reached without the Company receiving the Target Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you. The Company may also end the Offering early; if the Offering reaches its target Offering amount after 30-calendar days but before the deadline, the Company can end the Offering with five business days' notice. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to participate – it also means the Company may limit the amount of capital it can raise during the Offering by ending it early.

The Company has the right to conduct multiple closings during the Offering. If the Company meets certain terms and conditions, an intermediate close of the Offering can occur, which will allow the Company to draw down on a portion of the proceeds of the offering committed and captured during the relevant period. The Company may choose to continue the Offering thereafter. Purchasers should be mindful that this means they can make multiple investment commitments in the offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Purchasers previously closed upon will not have the right to re-confirm their investment as it will be deemed completed.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS FORM C/A AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

BUSINESS

Description of the Business

The Company provides a digital forms consolidation service for insurance companies. The Company charges an annual subscription fee for its services, with premium incremental offerings that offer additional features.

Business Plan - The Company

The Company is committed to bringing the best user experience to its customers through its innovative software and services. The Company's business strategy leverages its unique ability to design and develop its own source code, application software and services with the goal of providing its customers products and solutions with innovative design, superior ease-of-use and seamless integration. As part of its strategy, the Company continues to expand its platform for the digital form consolidation across numerous industries. The Company allows customers to create a library of forms that which they can select for consolidation, completion, and signature submission. The Company also supports a community for the development of third-party software products that complement the Company's offerings.

History of the Business

The Company's Products and/or Services

Product / Service	Description	Current Market
Baseline	Five forms uploaded to the BlockForms one-to-many forms platform. 1,000 submissions of the bundled forms. Price: $24,000 per year	National insurance brokerages and general agencies. Insurance brokers, account managers and their respective customers.
Premium	Baseline service plus $5,000 per form added to the platform and $12 per submission.	National insurance brokerages and general agencies. Insurance brokers, account managers and their respective customers.

The Company is currently adapting the existing technology to the Escrow and Property Management industry. Future adaptations potentially include healthcare insurance claims and the regulatory and compliance space. The Company offers its software services via our online website and through third party referral providers.

Competition

The Company's primary competitors are Indio, Zywave, Formfire, and Foxit.

Customer Base

The Company offers its software services via our online website and through third party referral providers.

Intellectual Property

The Company is dependent on the following intellectual property: The Company has developed and continues to develop proprietary software in order to provide its core product offerings online. The Company has intellectual property in the form of source code and trade secrets.

Governmental/Regulatory Approval and Compliance

Changes in laws, regulations and related interpretations, including changes in accounting standards, taxation requirements, and increased enforcement actions and penalties may alter the environment in which we do business. The increasingly complex and rapidly changing legal and regulatory environment creates additional challenges for our ethics and compliance programs. Our ability to continue to meet these challenges could have an impact on our legal, reputational, and business risk.

Specifically, we receive, collect, process, transmit, store, and use a large volume of personally identifiable information and other sensitive data from customers and potential customers. There are federal, state, and foreign laws regarding privacy, recording telephone calls and the storing, sharing, use, disclosure and protection of personally identifiable information and sensitive data. Specifically, personally identifiable information is increasingly subject to legislation and regulations to protect the privacy of personal information that is collected, processed, and transmitted. Any violations of these laws and regulations may require us to change our business practices or operational structure, address legal claims and sustain monetary penalties and/or other harms to our business.

The regulatory framework for privacy issues in the United States and internationally is constantly evolving and is likely to remain uncertain for the foreseeable future. The interpretation and application of such laws is often uncertain, and such laws may be interpreted and applied in a manner inconsistent with our current policies and practices or require changes to the features of our platform. If either we or our third party service providers are unable to address any privacy concerns, even if unfounded, or to comply with applicable laws and regulations, it could result in additional costs and liability, damage our reputation and harm our business.

Litigation

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company.

Other

The Company's principal address is 1441 Butler Ave. #12, Los Angeles, CA 90025.

The Company has the following additional addresses: 576 Rialto Ave., Venice, CA 90291

The Company conducts business in the U.S.

Because this Form C/A focuses primarily on information concerning the Company rather than the industry in which the Company operates, potential Purchasers may wish to conduct their own separate investigation of the Company's industry to obtain greater insight in assessing the Company's prospects.

Exhibit B to this Form C/A is a detailed Company summary. Purchasers are encouraged to review **Exhibit B** carefully to learn more about the business of the Company, its industry, and future plans and prospects. **Exhibit B** is incorporated by reference into this Form C/A.

USE OF PROCEEDS

The following table lists the use of proceeds of the Offering if the Minimum Amount and Maximum Amount are raised.

Use of Proceeds	% of Minimum Proceeds Raised	Amount if Minimum Raised	% of Maximum Proceeds Raised	Amount if Maximum Raised
Intermediary Fees	5.00%	$2,500	5.00%	$25,000
Campaign marketing expenses	5.00%	$2,500	3.00%	$15,000
General Marketing	0.00%	$0	5.00%	$25,000
Research and Development	80.00%	$40,000	60.00%	$300,000
Future Wages	0.00%	$0	20.00%	$100,000
General Working Capital	10.00%	$5,000	7.00%	$35,000
Total	**100.00%**	**$50,000**	**100.00%**	**$500,000**

*The Use of Proceeds chart is not inclusive of payments to financial and legal service providers and escrow related fees, all of which were incurred in preparation of the campaign and are due in advance of the closing of the campaign.

The Company will pay to the Intermediary at the conclusion of the Offering a fee consisting of five percent (5%) commission based on the amount of investments raised in the Offering, and the Intermediary will receive a number of Crowd Notes of the Company that is equal to two percent (2%) of the total number of Crowd Notes sold by the Company in the Offering.

The Company does have discretion, without further notice, to alter the use of proceeds as set forth above.

DIRECTORS, OFFICERS, AND EMPLOYEES

The Directors and Officers of the Company are listed below along with all positions and offices held at the Company, their occupation and employment responsibilities for the past three (3) years, and their educational background and qualifications.

Name	Block Forms Positions	Employment History for Past Three Years	Education & Qualifications
Tanya Vucetic	CEO, President, Treasurer	Block Forms Chief Executive Officer September 2019 – Present	Hong Kong University of Science and

		Responsible for managing overall operations, driving profitability and product management. Communicating on behalf of the company, maintaining overall awareness of the competitive landscape and creating and implementing the company's short and long term strategy. Block Forms Chief Operating Officer December 2018 – September 2019 Responsible for managing overall operations, setting strategic goals and assessing risks to the company, ensuring they are monitored and minimized. Onica by Rackspace Technology Data Scientist December 2018 – Present AI/machine learning - specializing in AWS and cloud-based engagements across a wide range of industries and use-cases.	Technology; MBA University of California Los Angeles; BA International Economics
Benet Heames	Head of Sales, Secretary	Block Forms Head of Sales December 2018 – Present Responsible for building and executing sales pipeline, managing the customer relationships, collecting user feedback and creating the customer facing product narrative. Understanding customer requirements. Marsh & McLennan Agency - West Client Sales Executive September 2017 – Present Sales executive for Marsh & McLennan products that include business insurance, employee health & benefits, retirement, and private client insurance solutions.	Loyola Marymount University; BA Business
Ali Akhtar	CTO	Block Forms Chief Technology Officer December 2018 – Present	Self taught full stack designer developer

| | | Responsible for product development and design. Managing key partner developers and product management.

Momentum Design Lab
Software Engineer
July 2022 – Present

Development of AI-driven software.

LUGU
Chief Technology Officer
June 2020 – Present

Product development and design for mobile platform created to allow a user to capture and share their personal story in an interactive way.

EQ Sports
Founder/Owner
August 2009 – Present

eCommerce company, managed primarily remotely due to automation processes and software. | |
|---|---|---|---|

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees of the Company

The Company currently has four employees in California, USA, Texas, USA, London, UK, and Bengaluru, India.

The Company has the following employment/labor agreements in place:

Employee	Description	Effective Date
Rizwan Zafar	Developer	June 19, 2020

CAPITALIZATION AND OWNERSHIP

Capitalization of the Company

The Company has issued the following outstanding securities:

Type of security	Common Stock
Amount Outstanding	682,000 *Inclusive of the 23,250 shares granted under the equity incentive plan.*
Amount Authorized	1,000,000
Voting Rights	One vote per share
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Crowd Notes issued pursuant to Regulation CF	Securities converted from the Crowd Notes will be subject to dilution if/when the Company issues more shares of Common Stock
Percentage ownership of the Company by the holders of such securities (assuming conversion prior to the Offering if convertible securities).	100%
Difference between this security and the Crowd Notes issued pursuant to Regulation CF	Common Stock are equity securities of the Company while the Crowd Notes convert into equity securities upon the occurrence of certain events.

The Company reserved 116,250 shares of common stock of the Company under an employee equity incentive plan adopted in 2020. As of the date of this Form C/A, the plan status is as follows:

Shares granted	23,250
Options granted	15,500
Shares reserved	77,500

The Company has the following debt outstanding:

Type of debt	Shareholder Loan
Name of creditors	Tanya Vucetic, Benet Heames, and Ali Akhtar
Amount outstanding	$6,000
Payment schedule	The Company will not pay interest on the total principal amount outstanding. The Company has classified this loan as a short-term obligation and expects to repay the full amount at the end of May 2022.
Amortization schedule	None
Describe any collateral or security	None
Maturity date	None
Other material terms	N/A

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Common Stock	38,750	$25,000	General working capital	March 2020	Rule 4(a)(2)

The company received a $25,000 cash investment from SAM Venture Partners in exchange for a number of shares of common stock representing 5% of the company's fully diluted capital stock as of March 2020. SAM Venture Partners has the right to purchase additional common stock to maintain its 5% ownership stake.

Ownership of the Company

A majority of the Company is owned by a few people. Those people are Tanya Vucetic, Benet Heames and Ali Akhtar.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage of Common Stock Owned Prior to Offering
Tanya Vucetic	29.33%
Benet Heames	29.33%
Ali Akhtar	29.33%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C/A and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Recent Tax Return Information (for year ending 12/31/21)

Total Revenue	Taxable Income	Total Tax
$12,000	-$4,096	$0

Operations

Following the Offering, the Company should have enough liquidity to execute its business plan until November 2023. Significant challenges are bandwidth to onboard customers in the pipeline and continued development to optimize the onboarding process.

The Company does not expect to achieve profitability in the next 12 months and intends to focus on the product roadmap and onboarding new customers.

Liquidity and Capital Resources

The Offering proceeds are essential to our operations. We plan to use the proceeds as set forth above under "use of proceeds", which is an indispensable element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity, as we currently have $5,336 in cash on hand, as of February 2022.

The Company does not have any additional sources of capital other than the proceeds from the Offering.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Material Changes and Other Information

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C/A and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering up to $500,000 in principal amount of Crowd Notes. The Company is attempting to raise a minimum amount of $50,000.00 in this Offering (the "Minimum Amount"). The Company must receive commitments from investors in an amount totaling the Minimum Amount by August 15, 2022 (the "Offering Deadline") in order to receive any funds. If the sum of the investment commitments does not equal or exceed the Minimum Amount by the Offering Deadline, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned to potential investors without interest or deductions. The Company has the right to extend the Offering Deadline at its discretion. The Company will accept investments in excess of the Minimum Amount up to $500,000.00 (the "Maximum Amount") and the additional Securities will be allocated at the Company's discretion.

The price of the Securities does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities, you must make a commitment to purchase by completing the Subscription Agreement. Purchaser funds will be held in escrow with Evolve Bank & Trust until the Minimum Amount of investments is reached. Purchasers may cancel an investment commitment until 48 hours prior to the Offering Deadline or the Closing, whichever comes first using the cancellation mechanism provided by the Intermediary. The Company will notify Purchasers when the Minimum Amount has been reached. If the Company reaches the Minimum Amount prior to the Offering Deadline, it may close the Offering at least five (5) days after reaching the Minimum Amount and providing notice to the Purchasers. If any material change (other than reaching the Minimum Amount) occurs related to the Offering prior to the Offering Deadline, the Company will provide notice to Purchasers and receive reconfirmations from Purchasers who have already made commitments. If a Purchaser does not reconfirm his or her investment commitment after a material change is made to the terms of the Offering, the Purchaser's investment commitment will be cancelled, and the committed funds will be returned without interest or deductions.

In the event that at least $75,000 in investments is committed and received by the escrow agent and more than thirty (30) days remain before the Offering Deadline, the Company may, at the discretion of the Intermediary, conduct the first of multiple closings of the Offering (an

"Intermediate Close") and withdraw funds from escrow, provided that all investors receive notice that an Intermediate Close will occur and funds will be released to the Company, at least five (5) business days prior to the Intermediate Close (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Investors who committed on or before such notice will have until 48 hours before the Intermediate Close to cancel their investment commitment.

Thereafter, the Company may, at the discretion of the Intermediary, only conduct another Intermediate Close before the Offering Deadline if (i) the amount of investment commitments made and received in escrow exceeds $125,000 since the time of the last Intermediate Close, and (ii) more than thirty (30) days remain before the Offering Deadline.

If a Purchaser does not cancel an investment commitment before an Intermediate Close or before the Offering Deadline, the funds will be released to the Company upon closing of the Offering and the Purchaser will receive the Securities in exchange for his or her investment. Any Purchaser funds received after the initial closing will be released to the Company upon a subsequent closing, and the Purchaser will receive Securities in exchange for his or her investment as soon as practicable thereafter.

The Company has agreed to return all funds to investors in the event a Form C-W is ultimately filed in relation to this Offering, regardless of any subsequent closes.

Subscription Agreements are not binding on the Company until accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any subscription. If the Company rejects all or a portion of any subscription, the applicable prospective Purchaser's funds will be returned without interest or deduction.

The price of the Securities was determined arbitrarily. The minimum amount that a Purchaser may invest in the Offering is $100.00.

The Offering is being made through MicroVenture Marketplace, Inc., the Intermediary. The following two fields set forth the compensation being paid in connection with the Offering.

Commission/Fees

At the conclusion of the Offering, the Issuer shall pay to the Intermediary a fee consisting of five percent (5%) commission based on the amount of investments raised in the Offering and paid upon distribution of funds from escrow at the time of closing.

Stock, Warrants and Other Compensation

The Intermediary will receive a number of Crowd Notes of the Issuer equal to two percent (2%) of the total number of Securities sold by the Issuer in the Offering.

Transfer Agent and Registrar

The Company will act as transfer agent and registrar for the Securities.

The Securities

We request that you please review our offering documents in conjunction with the following summary information.

Authorized Capitalization

See "CAPITALIZATION AND OWNERSHIP" above.

General

A Crowd Note is similar to a SAFE (Simple Agreement for Future Equity) security where an investor makes a cash investment in our company, but gets company stock at a later date in connection with a specific event. Although the security is called a Crowd Note, the Crowd Note is not a debt instrument. It is intended to be an alternative to a convertible note that is beneficial for both our company and you as an investor.

Valuation Cap
$2,000,000 ($2 million)

Discount
25% or 20%
For the first $100,000.00 of Securities sold in the Offering, the Discount Rate is equal to 25%. For Securities sold in the offering between $100,000.00 and $500,000.00, the Discount Rate is equal to 20%

Events Triggering Conversion of Crowd Notes

If you are a Major Investor, which is defined as an investor who invests at least $25,000 in this offering, then the specified event upon which the Crowd Note would convert into capital stock of our company is (i) a Qualified Equity Financing, which we define below, or (ii) a Corporate Transaction, which we define below, if instead of receiving two times (2X) the outstanding principal of your Crowd Note, your Crowd Note is converted immediately prior to the closing of the Corporate Transaction.

If you are not a Major Investor, then the Crowd Note will only convert into capital stock of our company upon the earlier of (i) our company's election to convert your Crowd Note, including upon a Qualified Equity Financing if our company elects to convert your Crowd Note then, or (ii) a Corporate Transaction, if instead of receiving two times (2X) the outstanding principal of your Crowd Note, your Crowd Note is converted immediately prior to the closing of the Corporate Transaction.

Qualified Equity Financing

The Crowd Note defines "Qualified Equity Financing" as the first sale (or series of related sales) by us of our preferred stock following the closing of this Offering from which we receive gross proceeds of not less than $1,000,000.00 (excluding the aggregate amount of securities converted into preferred stock in connection with such sale or series of related sales).

If the Crowd Note converts into equity in connection with a Qualified Equity Financing, then we will convert the Crowd Note into shares of our preferred stock that are issued in connection with the Qualified Equity Financing, which we refer to as Conversion Shares, equal to the quotient obtained by dividing the outstanding principal amount of the Crowd Note by the Conversion Price, which is defined below. The issuance of Conversion Shares will be on the same terms and conditions applicable to the stock sold in the Qualified Equity Financing; provided, however, that if you are not a Major Investor, you will receive shares of a shadow series, as we describe below, with certain limited rights. The Conversion Price applicable to a Qualified Equity Financing is the lower of:

(i) the product of (a) one minus the Discount (20%), and (b) the price paid per share for preferred stock by the investors in the Qualified Equity Financing, or

(ii) the quotient resulting from dividing (a) the Valuation Cap ($2,000,000) by (b) the total number of our shares of capital stock that are outstanding on a fully diluted basis (assuming for this purpose the exercise, exchange or conversion of all securities exercisable or exchangeable for, or convertible into, our capital stock), immediately prior to the closing of the Qualified Equity Financing.

Any investor who is not a Major Investor will receive a shadow series of preferred stock upon conversion of such investor's Crowd Note. A shadow series is a series of our preferred stock that is identical in all respects to the shares of preferred stock issued in the Qualified Equity Financing (e.g., if the Company sells Series A Preferred Stock in the Qualified Equity Financing, the shadow series would be Series A-1 Preferred Stock), except that the liquidation preference per share of the shadow series shall equal the Conversion Price and the following additional differences will apply:

(i) shadow series shareholders will grant their vote on any matter that is submitted to a vote or for the consent of the stockholders of our company (except for on matters required by law) by irrevocable proxy; and

(ii) shadow series shareholders will receive quarterly business updates from the company through the Intermediary but will have no additional information or inspection rights (except with respect to such rights which are required by law).

Corporate Transaction and Corporate Transaction Payment

The Crowd Note defines "Corporate Transaction" as

(i) the closing of the sale, transfer or other disposition of all or substantially all of our assets,

(ii) the consummation of the merger or consolidation of our company with or into another entity (except a merger or consolidation in which the holders of capital stock of our company immediately prior to such merger or consolidation continue to hold at least 50% of the voting power of the capital stock of our company or the surviving or acquiring entity),

(iii) the closing of the transfer (whether by merger, consolidation or otherwise), in one transaction or a series of related transactions, to a person or group of affiliated persons (other than an underwriter of our securities), of securities of our company if, after such closing, such person or group of affiliated persons would hold 50% or more of the outstanding voting stock of our company (or the surviving or acquiring entity), or

(iv) the initial public offering, liquidation, dissolution or winding up of our company; provided, however, that a transaction shall not constitute a Corporate Transaction if its sole purpose is to change the state of our incorporation or to create a holding company that will be owned in substantially the same proportions by the persons who held our securities immediately prior to such transaction.

In the event of a Corporate Transaction (defined above), you will receive the higher value of (i) an amount equal to two times (2X) the price you paid for your Crowd Note (i.e., 2X your principal amount) or (ii) the number of preferred shares of the Company calculated by (a) multiplying the price you paid for your Crowd Note by the total number of Company shares that are outstanding on a fully diluted basis (assuming for this purpose the exercise, exchange or conversion of all securities exercisable or exchangeable for, or convertible into, our Company stock), immediately prior to the closing of the Qualified Equity Financing, and (b) dividing the product of that calculation by the Valuation Cap.

If there are not enough funds to pay you and other Crowd Note investors in full, then proceeds from the respective transaction will be distributed with equal priority and pro rata among the Crowd Note investors in proportion to their Purchase Price.

Termination of Crowd Note

The Crowd Notes will terminate upon the earlier of: (a) a conversion of the entire Purchase Price under the Crowd Notes into Conversion Shares; or (b) the payment of amounts due to the investor pursuant to a Corporate Transaction.

No Voting Rights, No Shareholders Agreement and No Anti-Dilution Rights

The Crowd Notes do not have any voting rights. Further, upon conversion of the Crowd Notes into Conversion Shares, shadow series shareholders shall grant their vote on any matter that is submitted to a vote or for the consent of the members of the Company (except for on matters required by law) by irrevocable proxy.

The Company does not have any shareholder/equity holder agreements in place.

The Securities do not have anti-dilution rights.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: i) to the Company, ii) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act, iii) as part of an IPO or iv) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a family member of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother / father / daughter / son / sister / brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Purchaser must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

Additional Transfer Restrictions

You may not transfer the Crowd Notes or any securities into which they are convertible to any of our competitors, as determined by us in good faith.

IPO Lock Up

Furthermore, upon the event of an initial public offering, the equity interest into which the Crowd Notes are converted will be subject to a lock-up period and may not be sold for up to 180 days following such initial public offering.

Other Material Terms

The Company does not have the right to repurchase the Crowd Notes. The investor agrees to take any and all actions determined in good faith by the Company's Manager to be advisable to reorganize the instrument and any shares issued pursuant to the terms of the Crowd Notes into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd Notes.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH HIS OR HER OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C/A CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

POTENTIAL INVESTORS WHO ARE NOT UNITED STATES RESIDENTS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE UNITED STATES FEDERAL INCOME TAX IMPLICATIONS OF ANY INVESTMENT IN THE ISSUERS, AS WELL AS THE TAXATION OF SUCH INVESTMENT BY THEIR COUNTRY OF RESIDENCE. FURTHERMORE, IT SHOULD BE ANTICIPATED THAT DISTRIBUTIONS FROM THE ISSUERS TO SUCH FOREIGN INVESTORS MAY BE SUBJECT TO UNITED STATES WITHHOLDING TAX.

EACH POTENTIAL INVESTOR SHOULD CONSULT HIS OR HER OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has the following transactions with related persons:

Type of Transaction	Shareholder Loan
Amount	$2,000
Date of Transaction	May 2022
Related Party	Tanya Vucetic
Benefit Received by the Related Party	Continued business operations
Benefit Received by the Company	Operating capital
Other material terms	The Company has not entered into a written agreement with Tanya regarding this shareholder loan. The Company has attested to repay the total principal amount, which will not include interest, by the end of May 2022, and has therefore classified this loan as a short-term liability.

Type of Transaction	Shareholder Loan
Amount	$2,000
Date of Transaction	May 2022
Related Party	Benet Heames
Benefit Received by the Related Party	Continued business operations
Benefit Received by the Company	Operating capital
Other material terms	The Company has not entered into a written agreement with Benet regarding this shareholder loan. The Company has attested to repay the total principal amount, which will not include interest, by the end of May 2022, and has therefore classified this loan as a short-term liability.

Type of Transaction	Shareholder Loan
Amount	$2,000
Date of Transaction	May 2022
Related Party	Ali Akhtar
Benefit Received by the Related Party	Continued business operations
Benefit Received by the Company	Operating capital
Other material terms	The Company has not entered into a written agreement with Ali regarding this shareholder loan. The Company has attested to repay the total principal amount, which will not include interest, by the end of May 2022, and has therefore classified this loan as a short-term liability.

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

OTHER INFORMATION

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C/A and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Tanya Vucetic
(Signature)

Tanya Vucetic
(Name)

CEO
(Title)

August 2, 2022
(Date)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C/A has been signed by the following persons in the capacities and on the dates indicated.

/s/Tanya Vucetic
(Signature)

Tanya Vucetic
(Name)

CEO
(Title)

August 2, 2022
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions. If there is a co-issuer, the form shall also be signed by the co-issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

Exhibit A Financial Information
Exhibit B Company Summary
Exhibit C Subscription Agreement
Exhibit D Crowd Note
Exhibit E Pitch Deck
Exhibit F Video Transcript
Exhibit G Webinar Transcript

EXHIBIT A
Financial Statements

BLOCK FORMS, INC.

Unaudited Financial Statements For The Years Ended December 31, 2021 and 2020



INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Block Forms, Inc.
Los Angeles, CA

We have reviewed the accompanying financial statements of Block Forms, Inc. (a corporation), which comprise the balance sheets as of December 31, 2021 and 2020 and the related statements of income, changes in shareholders' equity, and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, We do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether We are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of Our procedures provide a reasonable basis for Our conclusion.

Accountant's Conclusion

Based on Our review, We are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note B, certain conditions raise an uncertainty about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note B. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Jason M. Tyra, CPA, PLLC
Dallas, TX
February 22, 2022

1700 Pacific Avenue, Suite 4710
Dallas, TX 75201
(P) 972-201-9008
(F) 972-201-9008
info@tyracpa.com
www.tyracpa.com

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

Block Forms, Inc. ("the Company") is a corporation organized in the State of Delaware. The Company operates a platform for employee benefit brokers to streamline the process of managing multiple insurance provider applications for their clients.

NOTE B- GOING CONCERN MATTERS

The financial statements have been prepared on the going concern basis, which assumes that the Company will continue in operation for the foreseeable future. However, management has identified the following conditions and events that created an uncertainty about the ability of the Company to continue as a going concern. The Company sustained a net operating loss in 2021 of $14,940, and 2020 of $31,704.

The following describes management's plans that are intended to mitigate the conditions and events that raise substantial doubt about the Company's ability to continue as a going concern. The Company plans to raise funds to continue operations through a Reg CF offering. The Company's ability to meet its obligations as they become due is dependent upon the success of management's plans, as described above.

These conditions and events create an uncertainty about the ability of the Company to continue as a going concern through February 28, 2023 (one year after the date that the financial statements are available to be issued). The financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

NOTE C- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP"). The Company's fiscal year ends December 31.

Significant Risks and Uncertainties

The Company is subject to customary risks and uncertainties associated with development of new technology including, but not limited to, dependence on key personnel, costs of services provided by third parties, the need to obtain additional financing, and limited operating history.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Changes in estimates are recorded in the period they are made. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Revenue

Revenue is recognized when control of the promised goods or services is transferred to customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services. Revenue streams have been derived from a contract with a single client.

Advertising

The Company records advertising expenses in the year incurred.

Adjustment to Retained Earnings

An adjustment was required during 2021. The Company recognized a non-cash prior period adjustment to correct previous errors.

Income Taxes

In December 2017, the Tax Cuts and Jobs Act (the "Tax Act") was enacted into law and the new legislation contains several key tax provisions that affected the Company, including a reduction of the corporate income tax rate to 21% effective January 1, 2018, among others. The Company is required to recognize the effect of the tax law changes in the period of enactment, such as determining the transition tax, remeasuring deferred tax assets and liabilities, as well as reassessing the net realizability of our deferred tax assets and liabilities. The tax rate change had no impact to the Company's net loss as the Company has not incurred a tax liability or expense for the year ended December 31, 2021 and has a full valuation allowance against its net deferred tax assets.

The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities. ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company sustained net operating losses during fiscal years 2021 and 2020. Net operating losses will be carried forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected to recognize an allowance to account for them in the financial statements, but has fully reserved it. Under current law, net operating losses may be carried forward indefinitely.

The Company is subject to franchise tax filing requirements in the State of Delaware.

Net Income Per Share

Net earnings or loss per share is computed by dividing net income or loss by the weighted-average number of common shares outstanding during the period, excluding shares subject to redemption or forfeiture. The Company presents basic and diluted net earnings or loss per share. Diluted net earnings or loss per share reflect the actual weighted average of common shares issued and outstanding during the period, adjusted for potentially dilutive securities outstanding. Potentially dilutive securities are excluded from the computation of the diluted net loss per share if their inclusion would be anti-dilutive.

Recently Issued Accounting Pronouncements

From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard setting bodies and adopted by the Company as of the specified effective date. The Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

In February 2016, the Financial Accounting Standards Board issued ASU No. 2016-02, *Leases (Topic 842),* to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet for most leases previously classified as operating leases. ASU 2016-02 is effective for fiscal years beginning after December 15, 2021. Subsequently, the FASB has issued amendments to clarify the codification or to correct unintended application of the new guidance. The new standard is required to be applied using a modified retrospective approach, with two adoption methods permissible: (1) apply the leases standard to each lease that existed at the beginning of the earliest comparative period presented in the financial statements or (2) apply the guidance to each lease that had commenced as of the beginning of the reporting period in which the entity first applies the new lease standard.

In June 2016, the FASB issued ASU No. 2016-13, *Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments*. The pronouncement changes the impairment model for most financial assets and will require the use of an "expected loss" model for instruments measured at amortized cost. Under this model, entities will be required to estimate the lifetime expected credit loss on such instruments and record an allowance to offset the amortized cost basis of the financial asset, resulting in a net presentation of the amount expected to be collected on the financial asset. Subsequently, the FASB issued an amendment to clarify the implementation dates and items that fall within the scope of this pronouncement. This standard is effective beginning in the first quarter of 2020. The adoption of ASU 2016-13 is not expected to have a material effect on the Company's financial position, results of operations or cash flows.

In January 2017, the FASB issued ASU No. 2017-04, *Intangibles - Goodwill and Other (Topic 350): Simplifying the Test for Goodwill Impairment*, which simplifies the accounting for goodwill impairments by eliminating step two from the goodwill impairment test. Under this guidance, if the carrying amount of a reporting unit exceeds its estimated fair value, an impairment charge shall be recognized in an amount equal to that excess, limited to the total amount of goodwill allocated to that reporting unit. This standard is effective beginning in the first quarter of 2019, with early adoption permitted. The adoption of ASU 2017-04 is not expected to have a material effect on the Company's financial statements.

_____

In June 2018, the FASB issued ASU No. 2018-07, *Compensation - Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting*, which simplifies the accounting for share-based payments granted to nonemployees for goods and services. Under the ASU, most of the guidance on such payments to nonemployees would be aligned with the requirements for share-based payments granted to employees. As a result, most of the guidance in ASC 718 associated with employee share-based payments, including most requirements related to classification and measurement, applies to nonemployee share-based payment arrangements. This standard is effective beginning in the first quarter of 2019, with early adoption permitted. The adoption of ASU 2018-07 is not expected to have a material effect on the Company's financial statements.

NOTE D- EQUITY

Under the Company's Articles of Incorporation, the Company authorized 1,000,000 shares of $0.001 par value Common Stock.

Common Stock: Common shareholders have the right to vote on certain items of Company business at the rate of one vote per share of stock. Common Stock ranks behind all issues of Preferred Stock in liquidation preference

As of December 31, 2021, the number of shares issued and outstanding by class was as follows:

Common Stock   775,000

NOTE E- CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high-quality financial institutions and at times may exceed the amount of insurance provided on such deposits. The company faces concentration risks associated with customers. This stems from only having one customer.

NOTE F- SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before February 28, 2022, the date that the financial statements were available to be issued.


BLOCK FORMS, INC.
BALANCE SHEET
DECEMBER 31, 2021 AND 2020

_____


	2021	2020
ASSETS		
CURRENT ASSETS		
Cash	$ 11,697	$ 8,702
TOTAL CURRENT ASSETS	11,697	8,702
TOTAL ASSETS	11,697	8,702
LIABILITIES AND SHAREHOLDERS' EQUITY		
CURRENT LIABILITIES		
Accounts Payable	-	-
TOTAL LIABILITIES	-	-
SHAREHOLDERS' EQUITY		
Common Stock (1,000,000 shares authorized;	775	775
775,000 issued and outstanding; $0.001 par value)		
Additional Paid In Capital	104,300	94,225
Retained Deficit	(93,379)	(86,298)
TOTAL SHAREHOLDERS' EQUITY	11,697	8,702
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 11,697	$ 8,702

BLOCK FORMS, INC.
INCOME STATEMENT
FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020
_____

	2021	**2020**
Operating Income		
Sales	$ 12,000	$ -
Cost of Goods Sold	2,097	-
Gross Profit	9,903	-
Operating Expense		
Payroll	22,175	19,200
Legal & Professional	1,515	1,630
Advertising & Marketing	538	8,729
General & Administrative	56	12
Research & Development	-	831
	24,284	30,402
Net Loss from Operations	(14,381)	(30,402)
Other Expense		
State and Local Tax	(559)	(1,302)
Net Loss	$ (14,940)	$ (31,704)
Net Loss Per Share		
Weighted average common shares outstanding - Basic	775,000	775,000
Net loss per share	$ (0.02)	$ (0.04)

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

2

BLOCK FORMS, INC.
STATEMENT OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020

	2021	2020
Cash Flows From Operating Activities		
Net Loss For The Period	$ (14,940)	$ (31,704)
Net Cash Flows From Operating Activities	(14,940)	(31,704)
Cash Flows From Financing Activities		
Increase in Additional Paid In Capital	10,075	25,000
Non-Cash Prior Period Adjustment	7,860	
Net Cash Flows From Financing Activities	17,935	25,000
Cash at Beginning of Period	8,702	15,405
Net Increase (Decrease) In Cash	2,995	(6,704)
Cash at End of Period	$ 11,697	$ 8,702
	-	

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

3

BLOCK FORMS, INC.
STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2021 AND 2020

| | Common Stock | | Additional Paid | Retained Earnings | Total Shareholders' |
	Number	Amount	in Capital		Equity
Balance at December 31, 2019	736,250	$ 736	$ 69,264	$ (54,595)	$ 15,405
Issuance of Stock	38,750	39	24,961		25,000
Net Loss				(31,704)	(31,704)
Balance at December 31, 2020	775,000	$ 775	$ 94,225	$ (86,298)	$ 8,702
Issuance of Stock			10,075		10,075
Net Loss				(14,940)	(14,940)
Prior Period Adjustment				7,860	7,860
Balance at December 31, 2021	775,000	$ 775	$ 104,300	$ (93,379)	$ 11,697

See Independent Accountant's Review Report and accompanying notes, which are an integral part of these financial statements.

4

EXHIBIT B
Company Summary





Company: BlockForms

Market: Business/productivity software

Product: Enterprise software product designed to eliminate the friction created by repetitive, manual forms

Company Highlights

- Earned initial customers like GIS Benefits and Icarus Investment Group
- Member of the **P**reccelerator® accelerator program in Santa Monica, California
- Raised an early investment from SAM Venture Partners, **P**reccelerator's® partner investment fund
- Funds from this raise will be used to expand into new product use cases and for sales and marketing

WHY IT'S INTERESTING

In 2020, the global document management system market was a multi-billion dollar industry, with market researchers expecting strong growth in the coming years.[i] There have been breakout companies in the space, like DocuSign (NASDAQ: DOCU), a company with over a billion users,[ii] and acquisitions of companies like HelloSign and DocSend.[iii] Within specific verticals, like insurance, there are still time-consuming manual processes of creating forms related to claims, sign-ups, and more. On top of the repetitive nature, these tasks can be prone to human-error.[iv]

BlockForms was founded to remove these areas of friction when filling out "one-to-many forms." Various forms fused by insurance brokers request similar information, however, they have traditionally required users to fill in each unique form manually. BlockForms wants to improve that process through its form-automation software that enables its customers to provide data via a single interface and have the information populate into all the requisite channels.

To date, the company has focused on building out its software and raised early investment from SAM Venture Partners to prepare for a wider product launch and a more aggressive outbound sales motion. Initial progress has resulted in BlockForms earning its first customers in 2021 and 2022 from GIS Benefits and Icarus Investment Group, respectively.



Los Angeles-based BlockForms has developed an enterprise software application that is designed to eliminate the tedious, manual, repetitive processes inherent with filling in multiple forms. The company has initially targeted the insurance benefits broker market, where organizations have to fill in the same questions repeatedly for insurance forms for companies like Aetna, Anthem, Kaiser Permanente, and others. BlockForms believes this repeatability offers an expansion opportunity, as a portion of its revenue model is related to utilization of the product by its customers' clients. Moreover, while the insurance benefits broker market is the initial application, the company believes its product can be expanded into other verticals, where users must fill in manual, repetitive forms. The proceeds from this round will be used to explore and launch within those other verticals, as well as invest in research and development so the company can add increased functionality into their product suite.

PERKS

You are investing in a Crowd Note in this Offering. Perks are meant to be a thank you from the company for investing. The perks below, subject to Regulation CF investment limits, are not inclusive of lower dollar amount perks, except where otherwise noted.

Investors who purchase the first 100,000 Crowd Notes, and thereby fund the first $100,000, will receive Crowd Notes with a conversion provision based on a $2 million valuation cap and a 25% discount instead of a $2 million valuation cap and a 20% discount. That means, in connection with equity financing of at least $1,000,000, the company has the option to convert the Crowd Note into non-voting preferred shares (Conversion Shares) at a price based on the lower of (A) a 25% discount (instead of a 20%) to the price per share paid for Preferred Shares by investors in the Qualified Equity Financing or (B) the price per share based on a $2 million valuation cap.

COMPANY SUMMARY

Opportunity

In the U.S. alone, the insurance brokers and agencies market totaled almost $182 billion in 2020.[v] While large, the insurance industry has been slow to adopt automation and digitization. Stakeholders are overwhelmed with complexities, as documents and processes can live in multiple channels – like email, PDF, faxes, etc. – and come in various formats. These challenges present an opportunity for enhanced automation, so end-users can better manage their time, reduce human error, and provide better real-time assistance.[vi]

BlockForms is a software startup that wants to help businesses save time, become more efficient, and reduce human error through their form automation technology. The company has developed software to automate many of the tedious tasks required in filling in manual, repetitive forms and is initially targeting the insurance benefits market, however, has ambitions to adapt and scale into health insurance claims, escrow, and property management, and regulatory/compliance technology.



Product

BlockForms has created a software application that is designed to reduce frustrating repetitions of paperwork within the insurance benefits industry. The company hopes that by reducing manual inputs, its customers can have a faster sales cycle, fewer errors, and happier end users. While the company has initially only focused on the insurance benefit space, it believes its product can be extended into numerous other industries where repetitive forms are commonplace.

Essentially, BlockForms can be used whenever there are repeat questions asked across multiple different forms. For example, an insurance benefits broker may have to input their company legal name address and other common identifying information across broker forms for Anthem, Kaiser Permanente, or other large insurance companies. With BlockForms, customers can select multiple insurance providers for which they are completing a form and input their information into the BlockForms software product that integrates with these external insurance providers.



salesforce
Kaiser Permanente
57 Fields
selected
aetna
Aetna
71 Fields
UnitedHealthcare
United Healthcare
55 Fields
selected
oscar
Oscar Health
57 Fields
CaliforniaChoice
CaliforniaChoice
50 Fields
Health Net
Health Net
34 Fields
blue of california
BlueCross BlueShield
44 Fields
selected
Anthem
Anthem
50 Fields
COMPANY INFORMATION
Get started by entering your basic company information here.
Company Name*
Maine Made Buckets
Street Address*
123 Main St.
City*
Sumner
State*
ME
Zip*
04292
Federal Tax ID*
123457689
Legal Entity Type*
C-Corporation

Illustrative Workflow



A customer will select provider forms into one document via BlockForms and then input their information once.



The client information is then gathered and mapped to each selected provider form.



Users next have the opportunity to review and then send off the completed form to their clients for their signature.



BlockForms enables users to then deliver fully executed documents to the insurance providers directly from the BlockForms application.



Other Features

Brokers, account managers, and clients are provided with login credentials to the BlockForms cloud-based web application. The company intends to develop a mobile app in the future.

BlockForms
Login
E-Mail Address
broker@insurancebrokerage.com
Password
Remember Me
Login
Forgot Your Password?

Blocks
Action
2
Admin
Unassigned Blocks
Team
Raul Hernandez
Assigned :
9 Blocks
View / Edit
Marcia Langman
Assigned :
12 Blocks
View / Edit
John Sculley

Customers can create specific team authorizations and forms within the product. Specific service team members can be assigned for external client relationships in BlockForms.



MicroVentures

BlockForms also provides a holistic overview of all of the clients that an insurance benefits broker may have and share insights around their progress with various applications.

Finally, insurance benefits brokers can access client data and populate new carrier forms when their clients are making a change in coverage.

Use of Proceeds







General Marketing	Future Wages	Research and Development
The company aims to spend a piece of capital towards general marketing expenses to increase awareness around its product and reach new customers.	BlockForms will leave a percentage of capital towards future wages of additional team members it hopes to hire.	BlockForms intends to allocate funds towards research and development purposes so it can reach the milestones on its product roadmap.

General Working Capital	Campaign Marketing	Intermediary Fees
The company will use a portion of capital towards general working capital needs of the business.	BlockForms anticipates using a percentage of funds towards campaign marketing expenses.	The company has earmarked a portion of funds from this raise towards intermediary fees from the campaign.

Product Roadmap

BlockForms has numerous products and future features on its roadmap that are either currently in development or planned. Those include:

Product	Description	Status	Estimated Completion/Launch
Form Builder	This is a product enhancement to the current BlockForms product. The company is focused on completely removing human input and automating the form mapping process. BlockForms AI software will scan the numerous forms brokers are regularly filling out to find identifiable fields and similar fields and combine them into one.	Product development is current and ongoing	January 2023
Scale to New Industries	BlockForms believes its software and form builder can solve similar issues in many paper-heavy industries. The	Product development is planned to start	July 2022


	company intends to offer a generic solution in order to become industry agnostic. White label solutions will be offered so business-to-business partners can incorporate this solution as part of their brand.		
Auto-fill	This is a product enhancement that is focused on removing the repeat work of filling out similar forms over and over. Next, the company wants to remove the repeat work of entering the same information year after year. When it's time to renew a policy, any new questions will be asked first and then the user can review stored information in questions they answered the year prior.	Product development is current and ongoing	June 2022
Additional Integration	This is a product enhancement, where the company is looking to integrate with other third-party products to increase its reach and value. BlockForms currently integrates with Salesforce.	Product development is current and ongoing	Ongoing integrations added
API	This would be a new API product that would allow data to be pulled directly from BlockForms' servers without needing a PDF. An end user would be able to retrieve raw data from BlockForms, which would help other	Product development is planned	September 2022



	products integrate with its service.		
Data Analytics	This would be a new product that would provide customers with enhanced business insights around their BlockForms usage.	Planned, with development not fully started	2023 Start
Mobile App	This would be a new product that would arm BlockForms customers and users with a mobile app, so they can access the product wherever they are.	Planned, with development not fully started	2024 Start

Business Model

BlockForms offers two tiers of products: Baseline and Premium.

Baseline	Premium
$24,000 annual renewal license that includes five custom form builds and 1,000 form submissions	Premium includes everything in the Baseline package, plus $5,000 per form added to a customer's library and $12 per additional submission

The company projects that about 60% of BlockForms revenue stream would be broken out in utilization (i.e., increase in the number of form submissions), 25% in custom form build (i.e., an increase in custom form builds), and the remaining 15% in broker fees (i.e., licensing fees).

Sales are primarily done by the team currently. With the proceeds from this round, the company intends to invest in more lead generation services and business-to-business marketing opportunities to expand on its go-to-market motion.


In March 2020, BlockForms was accepted to Preccelerator®, a Santa Monica-based accelerator sponsored by Stubbs Alderton and Markiles LLP. The accelerator offers sophisticated legal services, in addition to other benefits. It currently has 45+ portfolio companies.[vii] SAM Venture Partners, the partner investment fund to the Preccelerator®, invested $25,000 in BlockForms in March 2020.



In 2021, the company acquired its first customer, GIS Benefits. GIS uses BlockForms with its customers, partners, and internally for carrier forms, disclosures, and onboarding checklists. GIS Benefits reportedly has 2,000+ clients[viii] and carrier partners include MetLife, Lincoln Financial, and many others.[ix]



In February 2022, BlockForms also entered into an LOI with Icarus Investment Group to produce subsidy verification, tenant reporting, and form mapping forms through the BlockForms software. This contract is for $45,000 minimum.




BlockForms is in its early stages of generating consistent revenue, as it has primarily focused on product development and securing initial customers. In the second half of 2021 and in Q1 2022, the company has earned $18,000 in revenue. Moving forward, it aims to have recurring revenue streams via its software licenses, as well as usage-based revenue opportunities. In Q1 2022, the company incurred over $13,000 in expenses. In 2021, the company sustained ~$27,000 in total expenses, down from ~$31,700 in 2020. In 2019, the company sustained about $52,600 in total expenses.



A breakdown of operating expenses from 2021 is as follows:





A breakdown of operating expenses from 2020 is as follows:



Operating Expense Breakdown, 2020
Other
7%
General Business Expenses
28%
Legal & Accounting
4%
Payroll
61%
General Business Expenses
Legal & Accounting
Payroll
Other

A breakdown of operating expenses from 2019 is as follows:



Operating Expense Breakdown, 2019
General Business Expenses
0%
Other
1%
Legal & Accounting
8%
Payroll
91%
General Business Expenses
Legal & Accounting
Payroll
Other



As revenue is still in its early stages, net income (loss) has, at times, closely mirrored expenses. In Q1 2022, the company reported a net loss of $7,146. In 2021, the company incurred a net loss of $14,940, significantly down from a net loss of $31,704 in 2020. In 2019, the company had a net loss of $52,594. In 2021, BlockForms' average gross monthly burn was $1,240. The company had approximately $9,700 of cash on hand as of April 2022.



INDUSTRY AND MARKET ANALYSIS

BlockForms believes its total addressable market (TAM) consists of the global CRM, HRM, document reader, and digital signature markets. In 2021 these markets were cumulatively worth over $70 billion and are expected to grow at a weighted average CAGR of 12.2% through 2026. CRM market drivers include the rising demand for automated engagement with customers, improving the scope of digital operations, and enhancing customer experience and services.[x] For the HRM market, growth can be attributed to the strong emphasis enterprises are putting on attracting the right pool of candidates, retaining human capital, and managing resources effectively.[xi] Lastly, the document reader and digital signature markets are expected to experience similar growth drivers including the increasing adoption of digital platforms by enterprises,[xii] and the growing adoption of high-level automation across various industries.[xiii]

In terms of BlockForms' serviceable addressable market (SAM), which is the portion of the TAM they believe they can serve with their current business model, the company believes the document management industry is fitting. In 2020, the industry was valued at $5.5 billion and is expected to reach $11.47 billion by 2026, growing at a CAGR of 13.05%.[xiv] Drivers for the industry include the increasing need to streamline business operations, benefits of digitalizing content across enterprises, and the increasing need to adhere to compliance requirements. According to Xerox, 46% of employees at small and medium-sized businesses still waste time on inefficient, paper-related workflows, further emphasizing the need for smart document management systems.[xv] Benefits of using such systems include:[xvi]

- Reduced Storage Space
- Enhanced Security
- Improved Regulatory Compliance
- Easier Document Retrieval



- Better Collaboration
- Better Backup and Disaster Recovery
- Increased Productivity

When it comes to BlockForms' serviceable obtainable market (SOM), the global Intelligent Document Processing industry is the main target. According to MarketsAndMarkets, the industry is expected to grow from $0.8 billion in 2021 to $3.7 billion in 2026, representing a CAGR of 36.8%.[xvii] Major factors driving this growth include the rising need for enterprises to process large volumes of semi-structured and unstructured documents with greater speed and accuracy, increasing investments in digital transformation, and the rising adoption of cloud-based document process solutions. Additionally, COVID-19 has accelerated the use of intelligent document processing within organizations by causing many companies to shift into permanent hybrid workforce models. As a result, employees have limited or no access to physical documents, further driving the demand for digitalization and document automation.[xviii] A potential threat to the industry is restricted information technology (IT) budgets within companies. However, worldwide IT spending is expected to grow steadily over the next several years, significantly reducing the impact of budget related constraints.[xix]

BlockForms operates broadly within the business/productivity software industry. The business/productivity software industry received a record high of $650.58 billion in venture capital investment in 2021, spread across 19,169 deals. Despite decreasing deal size in 2021 relative to 2022, venture capital investment for 2021 grew roughly 88% year-over-year. Other notable industry milestones from 2011 to 2021:[xx]

- $2.47 trillion invested between 2011 and 2021 across a total of 137,667 deals
- An increase in capital invested of ~69% from 2017 ($37.77 billion) to 2018 ($63.68 billion)
- Median deal size of $2 million in 2020, a record high for the reporting period
- Median post-money valuation of $14.38 million in 2020, a record high for the reporting period



COMPETITORS





Indio: Founded in San Francisco, CA, 2015, Indio brings modern software engineering and design to the excruciating process of the insurance application and renewal process, centralizing all variety of forms and schedules to make collaboration between clients and the agency seamless and convenient. Indio's platform simplifies the entire insurance application process by automating the retrieving quotes and processing insurance applications from clients. In 2019, Indio raised $20 million in a Series B funding round.[xxi] In 2021, the number of insurance broker agents who use Indio grew by 37% year over year.[xxii] Indio is currently working with numerous companies: VANTREO Insurance Brokerage, Scott Insurance, Parker, Smith, & Feek, Inc., Morton Insurance & Risk Management, Gregory and Appel, and lastly, Bouchard Insurance.[xxiii]



Formfire: Founded in 2006, Cleveland, Ohio, Formfire offers a platform for employers, brokers, carriers, and general agencies to simplify the process of information management. For employers, FormFire collects employee information digitally with a medical assessment engine, and industry leading e-signature system; for brokers, information and rates are pulled from carriers and conveniently presented to groups; for carriers, employees' health data is automatically gathered and analyzed for one summary dashboard; for general agencies, FormFire makes partnership with other agencies quick and easy. Formfire has three tiers of subscriptions, the Agency Advantage plan for 750 active employees for $399 per month, and the Agency Professional plan for 1,500 active employees for $699 per month. For enterprises with needs beyond that, FormFire provides customized quotes.[xxiv] Formfire has not disclosed any funding information. Formfire has served Expresslink, who reported expanding its broker client base by 13% from 2018 to 2019 and raised Sold Group volume by 22% from 2018 to 2019 after implementing Formfire systems.[xxv] In addition, FormFire was chosen as the Technology Partner of choice of the Metropolitan Milwaukee Association of Commerce and the Humana Affinity Plan.[xxvi]



Foxit: Foxit is a software company that offers an entire suite of document productivity tools: PDF Editor, Foxit eSign, PDF reader, and admin console, designed to make working with formal documents in the format of PDFs fast and easy. Foxit Software's parent company is Fujian Foxit Software, based in Fujian, China. Foxit Software has acquired numerous companies to enhance the functionalities of its document management suite: CVISION Technologies, Sumilux, and more.[xxvii] The company has 650+ million users worldwide and 425,000+ customers from SMBs to global enterprises.[xxviii]



Vericred: Vericred, based in Manhattan, NY, Vericred's platform is aimed to assist carrier companies, insurance technology companies, digital health companies, consultants, and researchers.[xxix] The platform has a quoting/rating feature that allows carriers to gain more representation on the digital modern platform, decision support feature is a single point of integration for delivering solutions for each group in one central hub, and the enrollment feature handles the management and eligibility of members with cut down operational expenses based on a one-to-many model. Founded in 2014, Vericred has since had testimonials from customers such as Rippling, Benelinx, and Decisely.[xxx] The business model relies on the recurring revenue generated by the Software as a Service model for each enterprise with customized quote subscription plans.[xxxi] In April 2021, Vericred raised $23 million in a Series B funding round. The funding is planned to grow Vericred's sales and marketing, its teams in New York, NY, as well as in Omaha, NE.[xxxii]


EXECUTIVE TEAM



Tanya Vucetic, CEO: Tanya Vucetic graduated with a Bachelor of Arts of International Area Studies Economics at the University of California-Los Angeles and proceeded to earn a Masters of Business Administration from The Hong Kong University of Science and Technology in 2016. From 2012 to 2017, Vucetic served financial analyst positions for Demand Media, ILFC, Aviation Capital Group, Asia Jet, and Fox. After becoming a Community Data Scientist for Method Data Science in 2018, Vucetic co-founded BlockForms while continuing to work as a Data Science Architect for Onica. She also pursued a Masters of Science in Computational Analytics from Georgia Institute of Technology.



Benet Heames, Head of Sales: In 2008, Benet Heames graduated from Loyola Marymount University with a Bachelor of Business Administration in Finance. Heames worked as a Senior Sales Consultant at Unum from his graduation in 2008 to 2012 to retain and grow customers in Los Angeles through tailoring custom insurance plans. From 2012 to 2013, Heames worked as Regional Sales Director at AIG. Afterwards from 2013 to 2016, Heames was the Employees Benefit Specialist that took care of numerous HR programs. In January 2019, Heames joined BlockForms as the Head of Sales.



Ali Akhtar, CTO: Ali Akhtar received a degree in architecture from 2006 to 2008 from University College London. Akhtar has numerous entrepreneurship experiences across the digital design industry where he served as the Co-Founder of RockPepper, e-commerce where he was the owner of EQ Sports, and social media where he was the CTO of LUGU. Akhtar co-founded BlockForms with Vucetic as the CTO in 2018.

PAST FINANCING

In March 2020, BlockForms was accepted into the Preccelerator® program in Santa Monica, CA. In conjunction with that acceptance, the company received a $25,000 investment from SAM Venture Partners in exchange for a number of shares of common stock that represented 5% of the fully-diluted capital stock at the start of the accelerator.

INVESTMENT TERMS

Security Type: Crowd Note
Round Size: Min: $50,000 Max: $500,000
Discount Rate: 25% or 20%
Valuation Cap: $2 million
Conversion Provisions: In connection with equity financing of at least $1 million, the Company has the option to convert the Crowd Note into non-voting preferred stock (Conversion Shares) at a price based on the lower of (A) a 25% or 20% discount to the price per share for Preferred Stock by investors in the Qualified Equity Financing or



(B) the price per share paid on a $2 million valuation cap. Please refer to the Crowd Note for a complete description of the terms of the Crowd Note, including the conversion provisions.

PRESS

Women on Topp: Women in Tech: Interview with the CEO of BlockForms
We: Startup Hacks: Data Science Innovator – Tanya Vucetic
Superb Crew: Take the Work Out of Paperwork with BlockForms – A Tool for Insurance Brokers
PR Newswire: SA&M Preccelerator Program Announces Investment in BlockForms

RISKS

Investment Risk

An investment in the company is speculative, and as such is not suitable for anyone without a high tolerance for risk and a low need for liquidity. You should invest only if you are able to bear the risk of losing your entire investment. There can be no assurance that investors will receive any return of capital or profit. Investors should have the financial ability and willingness to accept the risks (including, among other things, the risk of loss of their entire investment and the risks of lack of liquidity) that are characteristic of private placement investments. There will be no public market for the securities being offered, applicable securities laws will restrict any transfer of the securities, and the securities will not be transferable without the company's consent.

The information provided herein is not intended to be, nor should it be construed or used as, investment, tax or legal advice, a recommendation to purchase, or an offer to sell securities of the company. You should rely on the offering statement and documents attached as exhibits to the offering statement when making any investment decision. An investment in the company is not suitable for all investors.

Company Risk

The company's industry is highly competitive, and the company may not be able to compete effectively against the other businesses in its industry. The company is subject to a number of significant risks that could result in a reduction in its value and the value of the company securities, potentially including, but not limited to:

- Rapidly changing consumer preferences and market trends,
- Inability to expand and maintain market acceptance for the company's services and products,
- Inability to gain access to international markets and comply with all applicable local laws and regulations,
- Inability to achieve management's projections for growth, to maintain or increase historical rates of growth, to achieve growth based on past or current trends, or to effectively manage rapid growth,
- Inability to develop, maintain and expand successful marketing relationships, affiliations, joint ventures and partnerships that may be needed to continue and accelerate the company's growth and market penetration,
- Inability to keep pace with rapid industry, technological and market changes that could affect the company's services, products and business,
- Technological problems, including potentially widespread outages and disruptions in Internet and mobile commerce,
- Potential costs and business disruption that may result if the company's customers complain or assert claims regarding the company's technology,
- Failure to adequately address data security and privacy concerns in compliance with U.S. and international laws, rules and policies,



- Performance issues arising from infrastructure changes, human or software errors, website or third-party hosting disruptions, network disruptions or capacity constraints due to a number of potential causes including technical failures, cyber-attacks, security vulnerabilities, natural disasters or fraud,
- Inability to adequately secure and protect intellectual property rights,
- Potential claims and litigation against the company for infringement of intellectual property rights and other alleged violations of law,
- Difficulties in complying with applicable laws and regulations, and potential costs and business disruption if the company becomes subject to claims and litigation for legal non-compliance,
- Changes in laws and regulations materially affecting the company's business,
- Liability risks and labor costs and requirements that may jeopardize the company's business,
- Dependence on and inability to hire or retain key members of management and a qualified workforce,
- Ongoing need for substantial additional capital to support operations, to finance expansion and/or to maintain competitive position,
- Issuance of additional company equity securities at prices dilutive to existing equity holders,
- Potential significant and unexpected declines in the value of company equity securities, including prior to, during, and after an initial public offering, and
- Inability of the company to complete an initial public offering of its securities, merger, buyout or other liquidity event.

---

[i] https://www.mordorintelligence.com/industry-reports/document-management-systems-market

[ii] https://investor.docusign.com/investors/home/default.aspx

[iii] https://techcrunch.com/2021/03/09/dropbox-to-acquire-secure-document-sharing-startup-docsend-for-165m/

[iv] https://burniegroup.com/how-intelligent-automation-is-changing-the-insurance-industry/

[v] https://www.statista.com/statistics/1040084/insurance-broker-agency-market-size-usa/

[vi] https://burniegroup.com/how-intelligent-automation-is-changing-the-insurance-industry/

[vii] https://preccelerator.com/

[viii] https://www.linkedin.com/in/lee-jackson-30716a27/

[ix] http://www.gisbenefits.net/

[x] https://www.grandviewresearch.com/industry-analysis/customer-relationship-management-crm-market

[xi] https://www.grandviewresearch.com/industry-analysis/human-resource-management-hrm-market

[xii] https://www.businesswire.com/news/home/20211221005358/en/Global-Digital-Signature-Market-Report-2021-2026---Europe-to-Emerge-as-the-Best-Market-for-Investments-in-the-Coming-Years---ResearchAndMarkets.com

[xiii] https://www.theinsightpartners.com/reports/document-reader-market

[xiv] https://www.mordorintelligence.com/industry-reports/document-management-systems-market

[xv] https://www.mordorintelligence.com/industry-reports/document-management-systems-market

[xvi] https://www.whymeridian.com/blog/the-top-7-benefits-of-document-management-systems

[xvii] https://www.marketsandmarkets.com/Market-Reports/intelligent-document-processing-market-195513136.html

[xviii] https://www.marketsandmarkets.com/Market-Reports/intelligent-document-processing-market-195513136.html

[xix] https://www-statista-com.ezproxy.lib.vt.edu/statistics/203935/overall-it-spending-worldwide/

[xx] Pitchbook Data, Inc.; Downloaded on January 6, 2022

[xxi] https://member.fintech.global/2019/05/02/indio-raises-20m-in-menlo-ventures-led-seres-b-round/

[xxii] https://www.useindio.com/company/news/press-releases/2021/indio-adoption-grows-by-37-year-over-year/



xxiii https://www.useindio.com/customer-success/

xxiv https://www.formfire.com/pricing/

xxv https://www.formfire.com/blog/how-expresslink-used-formfire-to-boost-its-brokers-business/

xxvi https://www.formfire.com/blog/formfire-is-the-technology-partner-of-choice-for-mmac-and-humana/

xxvii https://www.foxit.com/company/acquisitions.html

xxviii https://www.foxit.com/company/about.html

xxix https://vericred.com/who-we-serve/

xxx https://www.featuredcustomers.com/vendor/vericred/customers

xxxi https://vericred.com/the-platform/

xxxii https://vericred.com/vericred-raises-23m-series-b-funding-round/

EXHIBIT C
Subscription Agreement

Subscription Agreement

THE SECURITIES ARE BEING OFFERED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933 (THE "SECURITIES ACT") AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR ANY OTHER JURISDICTION. THERE ARE FURTHER RESTRICTIONS ON THE TRANSFERABILITY OF THE SECURITIES DESCRIBED HEREIN.

THE PURCHASE OF THE SECURITIES INVOLVES A HIGH DEGREE OF RISK AND SHOULD BE CONSIDERED ONLY BY PERSONS WHO CAN BEAR THE RISK OF THE LOSS OF THEIR ENTIRE INVESTMENT.

Block Forms, Inc.
1441 Butler Ave. #12
Los Angeles, CA 90025

Ladies and Gentlemen:

The undersigned understands that Block Forms, Inc., a corporation organized under the laws of Delaware (the "Company"), is offering up to $500,000 in principal amount of Crowd Notes (the "Securities") in a Regulation CF Offering (the "Offering"). This Offering is made pursuant to the Form C/A dated August 2, 2022 (the "Form C/A"). The undersigned further understands that the Offering is being made pursuant to Section 4(a)(6) of the Securities Act and Regulation CF under the JOBS Act of 2012 and without registration of the Securities under the Securities Act of 1933, as amended (the "Securities Act").

1. Subscription. Subject to the terms and conditions hereof and the provisions of the Form C/A, the undersigned hereby irrevocably subscribes for the Securities set forth on the signature page hereto for the aggregate purchase price set forth on the signature page hereto, which is payable as described in Section 4 hereof. The undersigned acknowledges that the Securities will be subject to restrictions on transfer as set forth in this subscription agreement (the "Subscription Agreement").

2. Acceptance of Subscription and Issuance of Securities. It is understood and agreed that the Company shall have the sole right, at its complete discretion, to accept or reject this subscription, in whole or in part, for any reason and that the same shall be deemed to be accepted by the Company only when it is signed by a duly authorized officer of the Company and delivered to the undersigned at the Closing referred to in Section 3 hereof. Subscriptions need not be accepted in the order received, and the Securities may be allocated among subscribers.

3. The Closing. The closing of the purchase and sale of the Securities (the "Closing") shall take place at 11:59 p.m. Pacific Time on August 15, 2022, or at such other time and place as the Company may designate by notice to the undersigned.

4. Payment for Securities. Payment for the Securities shall be received by Evolve Bank and Trust (the "Escrow Agent") from the undersigned of immediately available funds or other means approved by the Company at least two days prior to the Closing, in the amount as set forth on the signature page hereto. Upon the Closing, the Escrow Agent shall release such funds to the Company. The undersigned shall receive notice and evidence of the entry of the number of the

Securities owned by undersigned reflected on the books and records of the Company, which shall bear a notation that the Securities were sold in reliance upon an exemption from registration under the Securities Act.

5. Representations and Warranties of the Company. As of the Closing, the Company represents and warrants that:

a) The Company is duly formed and validly existing under the laws of Delaware, with full power and authority to conduct its business as it is currently being conducted and to own its assets; and has secured any other authorizations, approvals, permits and orders required by law for the conduct by the Company of its business as it is currently being conducted.

b) The Securities have been duly authorized and, when issued, delivered and paid for in the manner set forth in this Subscription Agreement, will be validly issued, fully paid and nonassessable, and will conform in all material respects to the description thereof set forth in the Form C/A.

c) The execution and delivery by the Company of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or securities, "blue sky" or other similar laws of such jurisdiction (collectively referred to as the "State Securities Laws").

d) Assuming the accuracy of the undersigned's representations and warranties set forth in Section 6 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Regulation CF promulgated under the Securities Act, or under any applicable State Securities Laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

6. Representations and Warranties of the Undersigned. The undersigned hereby represents and warrants to and covenants with the Company that:

a) **General.**

i. The undersigned has all requisite authority (and in the case of an individual, the capacity) to purchase the Securities, enter into this Subscription Agreement and to perform all the obligations required to be performed by the undersigned hereunder, and such purchase will not contravene any law, rule or regulation binding on the undersigned or any investment guideline or restriction applicable to the undersigned.

ii.   The undersigned is a resident of the state set forth on the signature page hereto and is not acquiring the Securities as a nominee or agent or otherwise for any other person.

iii.   The undersigned will comply with all applicable laws and regulations in effect in any jurisdiction in which the undersigned purchases or sells Securities and obtain any consent, approval or permission required for such purchases or sales under the laws and regulations of any jurisdiction to which the undersigned is subject or in which the undersigned makes such purchases or sales, and the Company shall have no responsibility therefor.

iv.   Including the amount set forth on the signature page hereto, in the past twelve (12) month period, the undersigned has not exceeded the investment limit as set forth in Rule 100(a)(2) of Regulation CF.

b) Information Concerning the Company.

i.   The undersigned has received a copy of the Form C/A. With respect to information provided by the Company, the undersigned has relied solely on the information contained in the Form C/A to make the decision to purchase the Securities.

ii.   The undersigned understands and accepts that the purchase of the Securities involves various risks, including the risks outlined in the Form C/A and in this Subscription Agreement. The undersigned represents that it is able to bear any and all loss associated with an investment in the Securities.

iii.   The undersigned confirms that it is not relying and will not rely on any communication (written or oral) of the Company, MicroVenture Marketplace Inc., or any of their respective affiliates, as investment advice or as a recommendation to purchase the Securities. It is understood that information and explanations related to the terms and conditions of the Securities provided in the Form C/A or otherwise by the Company, MicroVenture Marketplace Inc. or any of their respective affiliates shall not be considered investment advice or a recommendation to purchase the Securities, and that neither the Company, MicroVenture Marketplace Inc. nor any of their respective affiliates is acting or has acted as an advisor to the undersigned in deciding to invest in the Securities. The undersigned acknowledges that neither the Company, MicroVenture Marketplace Inc. nor any of their respective affiliates have made any representation regarding the proper characterization of the Securities for purposes of determining the undersigned's authority or suitability to invest in the Securities.

iv.   The undersigned is familiar with the business and financial condition and operations of the Company, all as generally described in the Form C/A. The undersigned has had access to such information concerning the Company and the Securities as it deems necessary to enable it to make an informed investment decision concerning the purchase of the Securities.

v.   The undersigned understands that, unless the undersigned notifies the Company in writing to the contrary at or before the Closing, each of the undersigned's representations and warranties contained in this Subscription Agreement will be deemed to have been reaffirmed and confirmed as of the Closing, taking into account all information received by the undersigned.

vi.   The undersigned acknowledges that the Company has the right in its sole and absolute discretion to abandon this Offering at any time prior to the completion of the Offering. This Subscription Agreement shall thereafter have no force or effect and the Company shall return any previously paid subscription price of the Securities, without interest thereon, to the undersigned.

vii.   The undersigned understands that no federal or state agency has passed upon the merits or risks of an investment in the Securities or made any finding or determination concerning the fairness or advisability of this investment.

c) **No Guaranty.** The undersigned confirms that the Company has not (i) given any guarantee or representation as to the potential success, return, effect or benefit (either legal, regulatory, tax, financial, accounting or otherwise) of an investment in the Securities or (ii) made any representation to the undersigned regarding the legality of an investment in the Securities under applicable legal investment or similar laws or regulations. In deciding to purchase the Securities, the undersigned is not relying on the advice or recommendations of the Company and the undersigned has made its own independent decision that the investment in the Securities is suitable and appropriate for the undersigned.

d) **Status of the Undersigned.** The undersigned has such knowledge, skill and experience in business, financial and investment matters that the undersigned is capable of evaluating the merits and risks of an investment in the Securities. With the assistance of the undersigned's own professional advisors, to the extent that the undersigned has deemed appropriate, the undersigned has made its own legal, tax, accounting and financial evaluation of the merits and risks of an investment in the Securities and the consequences of this Subscription Agreement. The undersigned has considered the suitability of the Securities as an investment in light of its own circumstances and financial condition and the undersigned is able to bear the risks associated with an investment in the Securities and its authority to invest in the Securities.

e) **Restrictions on Transfer or Sale of Securities.**

i.   The undersigned is acquiring the Securities solely for the undersigned's own beneficial account, for investment purposes, and not with a view to, or for resale in connection with, any distribution of the Securities. The undersigned understands that the Securities have not been registered under the Securities Act or any State Securities Laws by reason of specific exemptions under the provisions thereof which depend in part upon the investment intent of the undersigned and of the other representations made by the undersigned in this

Subscription Agreement. The undersigned understands that the Company is relying upon the representations and agreements contained in this Subscription Agreement (and any supplemental information) for the purpose of determining whether this transaction meets the requirements for such exemptions.

ii.   The undersigned understands that the Securities are restricted from transfer for a period of time under applicable federal securities laws and that the Securities Act and the rules of the U.S. Securities and Exchange Commission (the "Commission") provide in substance that the undersigned may dispose of the Securities only pursuant to an effective registration statement under the Securities Act, an exemption therefrom or as further described in Rule 501 of Regulation CF, after which certain state restrictions may apply. The undersigned understands that the Company has no obligation or intention to register any of the Securities, or to take action so as to permit sales pursuant to the Securities Act. Even when the Securities become freely transferrable, a secondary market in the Securities may not develop. Consequently, the undersigned understands that the undersigned must bear the economic risks of the investment in the Securities for an indefinite period of time.

iii.   The undersigned agrees: (A) that the undersigned will not sell, assign, pledge, give, transfer or otherwise dispose of the Securities or any interest therein, or make any offer or attempt to do any of the foregoing, except pursuant to Rule 501 of Regulation CF.

7. Conditions to Obligations of the Undersigned and the Company. The obligations of the undersigned to purchase and pay for the Securities specified on the signature page hereto and of the Company to sell the Securities are subject to the satisfaction at or prior to the Closing of the following conditions precedent: the representations and warranties of the Company contained in Section 5 hereof and of the undersigned contained in Section 6 hereof shall be true and correct as of the Closing in all respects with the same effect as though such representations and warranties had been made as of the Closing.

8. Obligations Irrevocable. Following the Closing, the obligations of the undersigned shall be irrevocable.

9. Legend. The certificates, book entry or other form of notation representing the Securities sold pursuant to this Subscription Agreement will be notated with a legend or designation, which communicates in some manner that the Securities were issued pursuant to Section 4(a)(6) of the Securities Act and may only be resold pursuant to Rule 501 of Regulation CF.

10. Waiver, Amendment. Neither this Subscription Agreement nor any provisions hereof shall be modified, changed, discharged or terminated except by an instrument in writing, signed by the party against whom any waiver, change, discharge or termination is sought.

11. Assignability. Neither this Subscription Agreement nor any right, remedy, obligation or liability arising hereunder or by reason hereof shall be assignable by either the Company or the undersigned without the prior written consent of the other party.

12. Waiver of Jury Trial. THE UNDERSIGNED IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY LEGAL PROCEEDING ARISING

OUT OF THE TRANSACTIONS CONTEMPLATED BY THIS SUBSCRIPTION AGREEMENT.

13. Dispute Resolution.

a) General Rule. Any dispute under this Subscription Agreement will be resolved through arbitration, not through the court system. All arbitration will be conducted in the state where the executive office of the Company is located at such time, unless both parties agree otherwise in writing in a specific case. All arbitration will be conducted before a single arbitrator in following the rules of the American Arbitration Association. Except as required by law, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

b) Appeal of Award. Within thirty days of a final award by the single arbitrator, either party may appeal the award for reconsideration by a three-arbitrator panel. If there is an appeal, the other party may cross-appeal within thirty days after notice of the appeal. The panel will reconsider all aspects of the initial award that are appealed, including related findings of fact.

c) Effect of Award. Any award by the individual arbitrator that is not subject to appeal, and any panel award on appeal, shall be final and binding, except for any appeal right under the Federal Arbitration Act, and may be entered as a judgment in any court of competent jurisdiction.

d) No Class Action Claims. NO ARBITRATION SHALL PROCEED ON A CLASS, REPRESENTATIVE, OR COLLECTIVE BASIS. No party may join, consolidate, or otherwise bring claims for or on behalf of two or more individuals or unrelated corporate entities in the same arbitration unless those persons are parties to a single transaction. An award in arbitration shall determine the rights and obligations of the named parties only, and only with respect to the claims in arbitration, and shall not (i) determine the rights, obligations, or interests of anyone other than a named party, or resolve any claim of anyone other than a named party, or (ii) make an award for the benefit of, or against, anyone other than a named party. No administrator or arbitrator shall have the power or authority to waive, modify, or fail to enforce this paragraph, and any attempt to do so, whether by rule, policy, and arbitration decision or otherwise, shall be invalid and unenforceable. Any challenge to the validity of this paragraph shall be determined exclusively by a court and not by the administrator or any arbitrator. If this paragraph shall be deemed unenforceable, then any proceeding in the nature of a class action shall be handled in court, not in arbitration.

14. Governing Law. This Subscription Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to conflict of law principles thereof.

15. Section and Other Headings. The section and other headings contained in this Subscription Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Subscription Agreement.

16. Counterparts. This Subscription Agreement may be executed in any number of counterparts, each of which when so executed and delivered shall be deemed to be an original and all of which together shall be deemed to be one and the same agreement.

17. Notices. All notices and other communications provided for herein shall be in writing and shall be deemed to have been duly given if delivered personally or sent by registered or certified mail, return receipt requested, postage prepaid or email to the following addresses (or such other address as either party shall have specified by notice in writing to the other):

If to the Company:	Block Forms, Inc. 1441 Butler Ave. #12 Los Angeles, CA 90025 Attention: Tanya Vucetic
with a copy to:	U.S. Law Group 427 N. Canon Drive, Suite 206 Beverly Hills, CA 90210 Attention: Usman Shaikh
If to the Purchaser:	[PURCHASER ADDRESS] [E-MAIL ADDRESS]

18. Binding Effect. The provisions of this Subscription Agreement shall be binding upon and accrue to the benefit of the parties hereto and their respective heirs, legal representatives, successors and assigns.

19. Survival. All representations, warranties and covenants contained in this Subscription Agreement shall survive (i) the acceptance of the subscription by the Company, (ii) changes in the transactions, documents and instruments described in the Form C/A which are not material or which are to the benefit of the undersigned and (iii) the death or disability of the undersigned.

20. Notification of Changes. The undersigned hereby covenants and agrees to notify the Company upon the occurrence of any event prior to the closing of the purchase of the Securities pursuant to this Subscription Agreement, which would cause any representation, warranty, or covenant of the undersigned contained in this Subscription Agreement to be false or incorrect.

21. Severability. If any term or provision of this Subscription Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Subscription Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction.

SIGNATURE PAGE FOLLOWS

IN WITNESS WHEREOF, the undersigned has executed this Subscription Agreement this [DAY] OF [MONTH], [YEAR].

PURCHASER (if an individual):
By_____ Name:

PURCHASER (if an entity):
_____ Legal Name of Entity By_____ Name: Title:

State/Country of Domicile or Formation: _____

The offer to purchase Securities as set forth above is confirmed and accepted by the Company as to [number of Securities to be acquired by Purchaser] for [total amount to be paid by Purchaser].

Block Forms, Inc.
By_____ Name: Title:

EXHIBIT D
Crowd Note

THIS INSTRUMENT AND THE SECURITIES ISSUABLE UPON THE CONVERSION HEREOF HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"). THEY MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED, HYPOTHECATED, OR OTHERWISE TRANSFERRED EXCEPT IN COMPLIANCE WITH THE ACT. FOR ONE YEAR FROM THE DATE OF THIS INSTRUMENT, SECURITIES SOLD IN RELIANCE ON REGULATION CROWDFUNDING UNDER THE ACT MAY ONLY BE TRANSFERRED TO THE COMPANY, TO AN "ACCREDITED INVESTOR" WITHIN THE MEANING OF RULE 501 OF REGULATION D UNDER THE ACT, AS PART OF AN OFFERING REGISTERED UNDER THE SECURITIES ACT WITH THE SEC, OR TO A MEMBER OF INVESTOR'S FAMILY OR THE EQUIVALENT, TO A TRUST CONTROLLED BY THE INVESTOR, TO A TRUST CREATED FOR THE BENEFIT OF A MEMBER OF THE FAMILY OF THE INVESTOR OR EQUIVALENT, OR IN CONNECTION WITH THE DEATH OR DIVORCE OF THE INVESTOR OR OTHER SIMILAR CIRCUMSTANCE. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO INVESTOR IN CONNECTION WITH THIS OFFERING. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

Block Forms, Inc.

CROWD NOTE

FOR VALUE RECEIVED, Block Forms, Inc. (the "**Company**"), hereby promises to pay to each investor (the "**Investor**") who is recorded in MicroVenture Marketplace Inc., (the "**Platform**") records as having subscribed to this security (the "**Crowd Note**") the principal sum of his/her subscription (the "**Purchase Price**") unless converted into equity securities pursuant to Section 2.

The "**Valuation Cap**" is $2,000,000.

The "**Discount**" is 25%.

The "**Offering Deadline**" is August 15, 2022

1. Definitions.

a. "**Conversion Shares**" shall mean with respect to a conversion pursuant to Section 2, shares of the Company's preferred stock issued in the Qualified Equity Financing.

b. "**Conversion Price**" with respect to a conversion pursuant to Section 2 shall equal the lower of (A) the product of (1) one minus any applicable Discount and (2) the price paid per share for preferred stock by the investors in the Qualified Equity Financing, or (B) the quotient resulting from dividing (1) the Valuation Cap by (2) the Fully-Diluted Capitalization immediately prior to the closing of the Qualified Equity Financing.

c. "**Corporate Transaction**" shall mean:

i. the closing of the sale, transfer or other disposition of all or substantially all of the Company's assets,

ii. the consummation of the merger or consolidation of the Company with or into another entity (except a merger or consolidation in which the holders of capital stock of the Company immediately prior to such merger or consolidation continue to hold at least 50% of the voting power of the capital stock of the Company or the surviving or acquiring entity),

iii. the closing of the transfer (whether by merger, consolidation or otherwise), in one

transaction or a series of related transactions, to a person or group of affiliated persons (other than an underwriter of the Company's securities), of the Company's securities if, after such closing, such person or group of affiliated persons would hold 50% or more of the outstanding voting stock of the Company (or the surviving or acquiring entity), or

    iv. the IPO, liquidation, dissolution or winding up of the Company; <u>provided, however,</u> that a transaction shall not constitute a Corporate Transaction if its sole purpose is to change the state of the Company's incorporation or to create a holding company that will be owned in substantially the same proportions by the persons who held the Company's securities immediately prior to such transaction.

d. "**Corporate Transaction Payment**" shall mean an amount equal to two times (2X) the Purchase Price. If there are not enough funds to pay the Investors in full, then proceeds from the respective transaction will be distributed with equal priority and pro rata among Investors in proportion to their Purchase Price.

e. **"Date of Issuance"** shall mean the date upon which the Investor subscription is recorded in the Platform's records as having been accepted by the Company at the date of closing.

f. "**Fully-Diluted Capitalization**" shall mean the number of shares of outstanding common stock of the Company on a fully-diluted basis, including (i) conversion or exercise of all securities convertible into or exercisable for common stock, (ii) exercise of all outstanding options and warrants to purchase common stock, and, in the case of Section 1(b), (iii) the shares reserved or authorized for issuance under the Company's existing stock option plan or any stock option plan created or increased in connection with such transaction; but excluding, for this purpose, the conversion contemplated by the applicable provision of Section 2.

g. **"Irrevocable Proxy"** shall mean the agreement appointing the Platform or an affiliate of the Platform as the sole and exclusive attorney and proxy of the Investor, with full power of substitution and re-substitution, to vote and exercise all voting and related rights with respect to all of the securities of the Company that now are or hereafter may be beneficially owned by Investor.

h. **"Major Investor"** shall mean any Investor in a Crowd Note in which the Purchase Price is equal to or greater than $25,000.

i. **"Maximum Raise Amount"** shall mean $500,000 under Regulation CF.

j. **"Outstanding Principal"** shall mean the total of the Purchase Price.

k. "**Qualified Equity Financing**" shall mean the first sale (or series of related sales) by the Company of its preferred stock following the Date of Issuance from which the Company receives gross proceeds of not less than $1,000,000 (excluding the aggregate amount of securities converted into preferred stock in connection with such sale or series of related sales).

l. "**Shadow Series**" shall mean shares of a series of the Company's preferred stock that is identical in all respects to the shares of preferred stock issued in the Qualified Equity Financing (e.g., if the Company sells Series A Preferred Stock in the Qualified Equity Financing, the Shadow Series would be Series A-1 Preferred Stock), except that the liquidation preference per share of the Shadow Series shall equal the Conversion Price (as determined pursuant to Section 2) and the following additional differences:

    i.   Shadow Series shareholders shall grant their vote on any matter that is submitted to a vote or for the consent of the stockholders of the Company (except for on matters required by law) by irrevocable proxy; and

    ii.   Shadow Series shareholders shall receive quarterly business updates from the company through the Platform but will have no additional information or inspection rights (except with respect to such rights which are required by law).

m.   "**Target CF Minimum**" shall mean $50,000 raised via Regulation CF.

2. Conversion of the Crowd Note.

a.   **Qualified Equity Financing.** Upon the occurrence of a Qualified Equity Financing, the Crowd Note will convert into Conversion Shares pursuant to the following:

    i.   If the Investor <u>is not</u> a Major Investor, the Crowd Note will convert into Conversion Shares upon the earlier of (A) the Company's election or (B) a Corporate Transaction.

    ii.   If the Investor <u>is</u> a Major Investor, the Company will convert the Crowd Note into Conversion Shares prior to the closing of the Qualified Equity Financing.

b.   **Conversion Mechanics.** Company shall convert the Crowd Note into Conversion Shares equal to the quotient obtained by dividing the Outstanding Principal by the Conversion Price.

    i.   The issuance of Conversion Shares pursuant to the conversion of this Crowd Note shall be upon and subject to the same terms and conditions applicable to the stock sold in the Qualified Equity Financing; <u>provided, however</u>, that if the Investor <u>is not</u> a Major Investor, the Investor shall receive shares of a Shadow Series with certain limited rights.

c.   **Corporate Transaction**. In the event of a Corporate Transaction, the Company shall notify the Investor in writing of the terms of the Corporate Transaction.

    i.   If the Corporate Transaction occurs prior to a Qualified Equity Financing, the Investor shall receive the higher value received by either:

        A. Converting to Preferred Stock. Immediately prior to the closing of the Corporate Transaction, such Investor's Crowd Note shall be converted into that number of shares of preferred stock of the Company equal to the quotient obtained by dividing (1) the product of the Outstanding Principal and the Fully-Diluted Capitalization immediately prior to the closing of the Corporate Transaction by (2) the Valuation Cap; or

        B. Obtaining the Corporate Transaction Payment.

    ii.   If the Corporate Transaction occurs after a Qualified Equity Financing the Company shall convert this Crowd Note into Conversion Shares pursuant to Section 2(a).

d.   **Mechanics of Conversion**. As promptly as practicable after the conversion of this Crowd Note, the Company at its expense will issue and deliver to the Investor, upon surrender of this Crowd Note, the respective number of Conversion Shares.

e.   **Note Completion**. This Crowd Note will terminate upon the earlier of: (i) a conversion of the entire Purchase Price under this Crowd Note into Conversion Shares; or (ii) the payment of amounts due to the Investor pursuant to Section 2(c).

3. **Representations and Warranties of the Company**. In connection with the transactions provided for herein, the Company hereby represents and warrants to the Investor that:

a. **Organization, Good Standing and Qualification**. The Company is a corporation duly organized, validly existing, and in good standing and has all requisite corporate power and authority to carry on its business as now conducted. The Company is duly qualified to transact business and is in good standing in each jurisdiction in which the failure to so qualify would have a material adverse effect on its business or properties.

b. **Authorization**. Except for the authorization and issuance of the Conversion Shares issuable in connection with a Qualified Equity Financing or a Corporate Transaction, all corporate action has been taken on the part of the Company, its officers, directors and stockholders necessary for the authorization, execution and delivery of this Crowd Note. The Company has taken all corporate action required to make all of the obligations of the Company reflected in the provisions of this Crowd Note the valid and enforceable obligations they purport to be, and this Crowd Note, when executed and delivered by the Company, shall constitute the valid and legally binding obligation of the Company, enforceable against the Company in accordance with its terms.

c. **Offering**. Subject in part to the truth and accuracy of the Investor's representations set forth herein, the offer, sale and issuance of this Crowd Note are exempt from the registration requirements of any applicable state and federal securities laws, and neither the Company nor any authorized agent acting on its behalf will take any action hereafter that would cause the loss of such exemption.

d. **Compliance with Other Instruments**. The execution, delivery and performance of this Crowd Note, and the consummation of the transactions contemplated hereby, will not constitute or result in a default, violation, conflict or breach in any material respect of any provision of the Company's current Certificate of Incorporation or bylaws, or in any material respect of any instrument, judgment, order, writ, decree, privacy policy or contract to which it is a party or by which it is bound, or, to its knowledge, of any provision of any federal or state statute, rule or regulation applicable to the Company.

e. **Valid Issuance of Stock**. The Conversion Shares, when issued, sold and delivered upon conversion of this Crowd Note, will be duly authorized and validly issued, fully paid and nonassessable, will be free of restrictions on transfer other than restrictions on transfer set forth herein and pursuant to applicable state and federal securities laws and, based in part upon the representations and warranties of the Investor herein, will be issued in compliance with all applicable federal and state securities laws.

f. **Intellectual Property**. To its knowledge, the Company owns or possesses or believes it can acquire on commercially reasonable terms sufficient legal rights to all patents, patent applications, trademarks, trademark applications, service marks, trade names, copyrights, trade secrets, licenses, domain names, mask works, information and proprietary rights and processes as are necessary to the conduct of its business as now conducted and as presently proposed to be conducted without any known conflict with, or infringement of, the rights of others. The Company has not received any communications alleging that the Company has violated or, by conducting its business, would violate any of the patents, trademarks, service marks, trade names, copyrights, trade secrets, mask works or other proprietary rights or processes of any other person.

g. **Litigation**. To the Company's knowledge, there is no private or governmental action, suit, proceeding, claim, arbitration or investigation pending before any agency, court or tribunal, foreign or domestic, or threatened against the Company or any of its properties or any of its officers or managers (in their capacities as such). There is no judgment, decree or order against the Company, or, to the knowledge of the Company, any of its directors or managers (in their capacities as such), that could prevent, enjoin, or materially alter or delay any of the transactions contemplated by this Crowd Note, or that could reasonably be expected to have a material adverse effect on the Company.

4. **Representations and Warranties of the Investor**. In connection with the transactions provided for herein, the Investor hereby represents and warrants to the Company that:

a. **Authorization**. This Crowd Note constitutes Investor's valid and legally binding obligation, enforceable in accordance with its terms, except as may be limited by (i) applicable bankruptcy, insolvency, reorganization, or similar laws relating to or affecting the enforcement of creditors' rights and (ii) laws relating to the availability of specific performance, injunctive relief or other equitable remedies.

b. **Purchase Entirely for Own Account**. Investor acknowledges that this Crowd Note is issued to Investor in reliance upon Investor's representation to the Company that the Crowd Note will be acquired for investment for Investor's own account.

c. **Required Information**. The Investor acknowledges they have received all the information necessary or appropriate for deciding whether to invest in this Crowd Note, and the Investor represents that the Investor has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of this instrument and the underlying securities and to obtain any additional information necessary to verify the accuracy of the information provided.

d. **Reliance on Advice**. The Investor acknowledges that they are not relying on the advice or recommendations of the Company or MicroVenture Marketplace Inc., or the affiliates of either, and the Investor has made its own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate.

e. **Federal or State Agencies**. The Investor acknowledges that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

f. **Voting and Inspection Rights**. The Investor acknowledges that if they <u>are not</u> a Major Investor they shall have limited voting, information and inspection rights.

g. **No Public Market**. The Investor acknowledges that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Investor hereunder.

5. **Miscellaneous**.

a. **Security.** This Crowd Note is a general unsecured obligation of the Company.

b. **Special Purpose Vehicle**. The Investor agrees to take any and all actions determined in good faith by the Company's board of directors to be advisable to reorganize this instrument and any shares of Capital Stock issued pursuant to the terms of this instrument into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd Notes.

c. **Successors and Assigns**. The terms and conditions of this Crowd Note shall inure to the benefit of and be binding upon the respective successors and assigns of the parties hereto; <u>provided, however</u>, that the Company may not assign its obligations under this Crowd Note without the prior written consent of the Investor.

d. **Governing Law**. This Crowd Note shall be governed by and construed under the laws of Delaware as applied to other instruments made by Delaware residents to be performed entirely within the state of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of law.

e. **Notices**. All notices and other communications given or made pursuant to this Crowd Note shall be in writing and shall be deemed effectively given upon the earlier of actual receipt or: (i) personal delivery to the party to be notified, (ii) when sent, if sent by electronic mail or facsimile during normal business hours of the recipient, and if not sent during normal business hours, then on the recipient's next business day, (iii) five days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (iv) one business day after deposit with a nationally recognized overnight courier, freight prepaid, specifying next business day delivery, with written verification of receipt.

f. **Financing Agreements**. The Investor understands and agrees that the conversion of the Crowd Note into Conversion Shares may require the Investor's execution of certain agreements relating to the purchase and sale of such securities as well as registration, co sale, rights of first refusal, rights of first offer and voting rights, if any, relating to such securities. The Investor agrees to execute all such agreements in connection with the conversion so long as the issuance of Conversion Shares issued pursuant to the conversion of this Crowd Note are subject to the same terms and conditions applicable to the preferred stock sold in the Qualified Equity Financing (or the Shadow Series).

g. **Severability**. If one or more provisions of this Crowd Note are held to be unenforceable under applicable law, such provision shall be excluded from this Crowd Note and the balance of the Crowd Note shall be interpreted as if such provision were so excluded and shall be enforceable in accordance with its terms.

h. **Transfer of a Crowd Note**. Subject to (i) the prior written approval of the Company, which may be given or withheld in the Company's sole discretion and (ii) compliance with applicable federal and state securities laws (including the restrictions described in the legends to this Crowd Note), this Crowd Note and all rights hereunder are transferable in whole or in part by the Investor to any person or entity upon written notice to the Company.

i. **Closing Procedures**. Investor funds can be released to the Company if (i) the Target CF Minimum is reached on or before the Offering Deadline; or (ii) the Company conducts an intermediate close, subject to certain terms and conditions.

j. **Entire Agreement; Amendments and Waivers**. This Crowd Note constitutes the full and entire understanding and agreement between the parties with regard to the subjects hereof. The Company's agreements with each Investor are separate agreements, and the sales of the Crowd Notes to each Investor are separate sales.

6. **Dispute Resolution**.

a. **General Rule.** Any dispute under this Crowd Note will be resolved through arbitration, not through the court system. All arbitration will be conducted in the state in which the executive office of the Company is located at such time of dispute unless both parties agree otherwise in writing in a specific case. All arbitration will be conducted before a single arbitrator in following the rules of the American Arbitration Association. Except as required by law, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

    b.   **Appeal of Award.** Within thirty days of a final award by the single arbitrator, either party may appeal the award for reconsideration by a three-arbitrator panel. If there is an appeal, the other party may cross-appeal within thirty days after notice of the appeal. The panel will reconsider all aspects of the initial award that are appealed, including related findings of fact.

    c.   **Effect of Award.** Any award by the individual arbitrator that is not subject to appeal, and any panel award on appeal, shall be final and binding, except for any appeal right under the Federal Arbitration Act, and may be entered as a judgment in any court of competent jurisdiction.

    d.   **No Class Action Claims.** NO ARBITRATION SHALL PROCEED ON A CLASS, REPRESENTATIVE, OR COLLECTIVE BASIS. No party may join, consolidate, or otherwise bring claims for or on behalf of two or more individuals or unrelated corporate entities in the same arbitration unless those persons are parties to a single transaction. An award in arbitration shall determine the rights and obligations of the named parties only, and only with respect to the claims in arbitration, and shall not (i) determine the rights, obligations, or interests of anyone other than a named party, or resolve any claim of anyone other than a named party, or (ii) make an award for the benefit of, or against, anyone other than a named party. No administrator or arbitrator shall have the power or authority to waive, modify, or fail to enforce this paragraph, and any attempt to do so, whether by rule, policy, and arbitration decision or otherwise, shall be invalid and unenforceable. Any challenge to the validity of this paragraph shall be determined exclusively by a court and not by the administrator or any arbitrator. If this paragraph shall be deemed unenforceable, then any proceeding in the nature of a class action shall be handled in court, not in arbitration.

7. **Approval**. The Company hereby represents that its Board of Directors, in the exercise of its fiduciary duty, has approved the Company's execution of this Crowd Note based upon a reasonable belief that the Purchase Price provided hereunder is appropriate for the Company after reasonable inquiry concerning the Company's financing objectives and financial situation. In addition, the Company hereby represents that it intends to use the proceeds primarily for the operations of its business, and not for any personal, family or household purpose.

8. **Subscription Procedure**. Each Investor, by providing his or her name, and subscription amount, confirms such investment through the Platform and has signed this Crowd Note electronically. Investor agrees that his or her electronic signature is the legal equivalent of his or her manual signature on this Crowd Note. By confirming, the Investor consents to be legally bound by the Crowd Note's terms and conditions, and to the terms and conditions of subscription established by the Platform. All Investors will be processed via Regulation CF. Investments may be accepted up to the Maximum Raise Amount up until the Offering Deadline.

Block Forms, Inc.

CROWD NOTE

FOR VALUE RECEIVED, Block Forms, Inc. (the "**Company**"), hereby promises to pay to each investor (the "**Investor**") who is recorded in MicroVenture Marketplace Inc., (the "**Platform**") records as having subscribed to this security (the "**Crowd Note**") the principal sum of his/her subscription (the "**Purchase Price**") unless converted into equity securities pursuant to Section 2.

The "**Valuation Cap**" is $2,000,000.

The "**Discount**" is 20%.

The "**Offering Deadline**" is August 15, 2022

1. Definitions.

   a. "**Conversion Shares**" shall mean with respect to a conversion pursuant to Section 2, shares of the Company's preferred stock issued in the Qualified Equity Financing.

   b. "**Conversion Price**" with respect to a conversion pursuant to Section 2 shall equal the lower of (A) the product of (1) one minus any applicable Discount and (2) the price paid per share for preferred stock by the investors in the Qualified Equity Financing, or (B) the quotient resulting from dividing (1) the Valuation Cap by (2) the Fully-Diluted Capitalization immediately prior to the closing of the Qualified Equity Financing.

   c. "**Corporate Transaction**" shall mean:

   i. the closing of the sale, transfer or other disposition of all or substantially all of the Company's assets,

   ii. the consummation of the merger or consolidation of the Company with or into another entity (except a merger or consolidation in which the holders of capital stock of the Company immediately prior to such merger or consolidation continue to hold at least 50% of the voting power of the capital stock of the Company or the surviving or acquiring entity),

   iii. the closing of the transfer (whether by merger, consolidation or otherwise), in one transaction or a series of related transactions, to a person or group of affiliated persons (other than an underwriter of the Company's securities), of the Company's securities if, after such closing, such person or group of affiliated persons would hold 50% or more of the outstanding voting stock of the Company (or the surviving or acquiring entity), or

    iv. the IPO, liquidation, dissolution or winding up of the Company; <u>provided, however,</u> that a transaction shall not constitute a Corporate Transaction if its sole purpose is to change the state of the Company's incorporation or to create a holding company that will be owned in substantially the same proportions by the persons who held the Company's securities immediately prior to such transaction.

d. "**Corporate Transaction Payment**" shall mean an amount equal to two times (2X) the Purchase Price. If there are not enough funds to pay the Investors in full, then proceeds from the respective transaction will be distributed with equal priority and pro rata among Investors in proportion to their Purchase Price.

e. **"Date of Issuance"** shall mean the date upon which the Investor subscription is recorded in the Platform's records as having been accepted by the Company at the date of closing.

f. "**Fully-Diluted Capitalization**" shall mean the number of shares of outstanding common stock of the Company on a fully-diluted basis, including (i) conversion or exercise of all securities convertible into or exercisable for common stock, (ii) exercise of all outstanding options and warrants to purchase common stock, and, in the case of Section 1(b), (iii) the shares reserved or authorized for issuance under the Company's existing stock option plan or any stock option plan created or increased in connection with such transaction; but excluding, for this purpose, the conversion contemplated by the applicable provision of Section 2.

g. **"Irrevocable Proxy"** shall mean the agreement appointing the Platform or an affiliate of the Platform as the sole and exclusive attorney and proxy of the Investor, with full power of substitution and re-substitution, to vote and exercise all voting and related rights with respect to all of the securities of the Company that now are or hereafter may be beneficially owned by Investor.

h. **"Major Investor"** shall mean any Investor in a Crowd Note in which the Purchase Price is equal to or greater than $25,000.

i. **"Maximum Raise Amount"** shall mean $500,000 under Regulation CF.

j. **"Outstanding Principal"** shall mean the total of the Purchase Price.

k. "**Qualified Equity Financing**" shall mean the first sale (or series of related sales) by the Company of its preferred stock following the Date of Issuance from which the Company receives gross proceeds of not less than $1,000,000 (excluding the aggregate amount of securities converted into preferred stock in connection with such sale or series of related sales).

l. "**Shadow Series**" shall mean shares of a series of the Company's preferred stock that is identical in all respects to the shares of preferred stock issued in the Qualified Equity Financing (e.g., if the Company sells Series A Preferred Stock in the Qualified Equity Financing, the Shadow Series would be Series A-1 Preferred Stock), except that the liquidation preference per share of the Shadow Series shall equal the Conversion Price (as determined pursuant to Section 2) and the following additional differences:

     i.   Shadow Series shareholders shall grant their vote on any matter that is submitted to a vote or for the consent of the stockholders of the Company (except for on matters required by law) by irrevocable proxy; and

     ii.   Shadow Series shareholders shall receive quarterly business updates from the company through the Platform but will have no additional information or inspection rights (except with respect to such rights which are required by law).

    m.   "**Target CF Minimum**" shall mean $50,000 raised via Regulation CF.

2. Conversion of the Crowd Note.

a. **Qualified Equity Financing.** Upon the occurrence of a Qualified Equity Financing, the Crowd Note will convert into Conversion Shares pursuant to the following:

     i.   If the Investor is not a Major Investor, the Crowd Note will convert into Conversion Shares upon the earlier of (A) the Company's election or (B) a Corporate Transaction.

     ii.   If the Investor is a Major Investor, the Company will convert the Crowd Note into Conversion Shares prior to the closing of the Qualified Equity Financing.

b. **Conversion Mechanics.** Company shall convert the Crowd Note into Conversion Shares equal to the quotient obtained by dividing the Outstanding Principal by the Conversion Price.

     i.   The issuance of Conversion Shares pursuant to the conversion of this Crowd Note shall be upon and subject to the same terms and conditions applicable to the stock sold in the Qualified Equity Financing; provided, however, that if the Investor is not a Major Investor, the Investor shall receive shares of a Shadow Series with certain limited rights.

c. **Corporate Transaction**. In the event of a Corporate Transaction, the Company shall notify the Investor in writing of the terms of the Corporate Transaction.

     i.   If the Corporate Transaction occurs prior to a Qualified Equity Financing, the Investor shall receive the higher value received by either:

         A. Converting to Preferred Stock. Immediately prior to the closing of the Corporate Transaction, such Investor's Crowd Note shall be converted into that number of shares of preferred stock of the Company equal to the quotient obtained by dividing (1) the product of the Outstanding Principal and the Fully-Diluted Capitalization immediately prior to the closing of the Corporate Transaction by (2) the Valuation Cap; or

         B. Obtaining the Corporate Transaction Payment.

     ii.   If the Corporate Transaction occurs after a Qualified Equity Financing the Company shall convert this Crowd Note into Conversion Shares pursuant to Section 2(a).

d. **Mechanics of Conversion**. As promptly as practicable after the conversion of this Crowd Note, the Company at its expense will issue and deliver to the Investor, upon surrender of this Crowd Note, the respective number of Conversion Shares.

e. **Note Completion**. This Crowd Note will terminate upon the earlier of: (i) a conversion of the entire Purchase Price under this Crowd Note into Conversion Shares; or (ii) the payment of amounts due to the Investor pursuant to Section 2(c).

3. **Representations and Warranties of the Company**. In connection with the transactions provided for herein, the Company hereby represents and warrants to the Investor that:

a. **Organization, Good Standing and Qualification**. The Company is a corporation duly organized, validly existing, and in good standing and has all requisite corporate power and authority to carry on its business as now conducted. The Company is duly qualified to transact business and is in good standing in each jurisdiction in which the failure to so qualify would have a material adverse effect on its business or properties.

b. **Authorization**. Except for the authorization and issuance of the Conversion Shares issuable in connection with a Qualified Equity Financing or a Corporate Transaction, all corporate action has been taken on the part of the Company, its officers, directors and stockholders necessary for the authorization, execution and delivery of this Crowd Note. The Company has taken all corporate action required to make all of the obligations of the Company reflected in the provisions of this Crowd Note the valid and enforceable obligations they purport to be, and this Crowd Note, when executed and delivered by the Company, shall constitute the valid and legally binding obligation of the Company, enforceable against the Company in accordance with its terms.

c. **Offering**. Subject in part to the truth and accuracy of the Investor's representations set forth herein, the offer, sale and issuance of this Crowd Note are exempt from the registration requirements of any applicable state and federal securities laws, and neither the Company nor any authorized agent acting on its behalf will take any action hereafter that would cause the loss of such exemption.

d. **Compliance with Other Instruments**. The execution, delivery and performance of this Crowd Note, and the consummation of the transactions contemplated hereby, will not constitute or result in a default, violation, conflict or breach in any material respect of any provision of the Company's current Certificate of Incorporation or bylaws, or in any material respect of any instrument, judgment, order, writ, decree, privacy policy or contract to which it is a party or by which it is bound, or, to its knowledge, of any provision of any federal or state statute, rule or regulation applicable to the Company.

e. **Valid Issuance of Stock**. The Conversion Shares, when issued, sold and delivered upon conversion of this Crowd Note, will be duly authorized and validly issued, fully paid and nonassessable, will be free of restrictions on transfer other than restrictions on transfer set forth herein and pursuant to applicable state and federal securities laws and, based in part upon the representations and warranties of the Investor herein, will be issued in compliance with all applicable federal and state securities laws.

f. **Intellectual Property**. To its knowledge, the Company owns or possesses or believes it can acquire on commercially reasonable terms sufficient legal rights to all patents, patent applications, trademarks, trademark applications, service marks, trade names, copyrights, trade secrets, licenses, domain names, mask works, information and proprietary rights and processes as are necessary to the conduct of its business as now conducted and as presently proposed to be conducted without any known conflict with, or infringement of, the rights of others. The Company has not received any communications alleging that the Company has violated or, by conducting its business, would violate any of the patents, trademarks, service marks, trade names, copyrights, trade secrets, mask works or other proprietary rights or processes of any other person.

g. **Litigation**. To the Company's knowledge, there is no private or governmental action, suit, proceeding, claim, arbitration or investigation pending before any agency, court or tribunal, foreign or domestic, or threatened against the Company or any of its properties or any of its officers or managers (in their capacities as such). There is no judgment, decree or order against the Company, or, to the knowledge of the Company, any of its directors or managers (in their capacities as such), that could prevent, enjoin, or materially alter or delay any of the transactions contemplated by this Crowd Note, or that could reasonably be expected to have a material adverse effect on the Company.

4. **Representations and Warranties of the Investor**. In connection with the transactions provided for herein, the Investor hereby represents and warrants to the Company that:

a. **Authorization**. This Crowd Note constitutes Investor's valid and legally binding obligation, enforceable in accordance with its terms, except as may be limited by (i) applicable bankruptcy, insolvency, reorganization, or similar laws relating to or affecting the enforcement of creditors' rights and (ii) laws relating to the availability of specific performance, injunctive relief or other equitable remedies.

b. **Purchase Entirely for Own Account**. Investor acknowledges that this Crowd Note is issued to Investor in reliance upon Investor's representation to the Company that the Crowd Note will be acquired for investment for Investor's own account.

c. **Required Information**. The Investor acknowledges they have received all the information necessary or appropriate for deciding whether to invest in this Crowd Note, and the Investor represents that the Investor has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of this instrument and the underlying securities and to obtain any additional information necessary to verify the accuracy of the information provided.

d. **Reliance on Advice**. The Investor acknowledges that they are not relying on the advice or recommendations of the Company or MicroVenture Marketplace Inc., or the affiliates of either, and the Investor has made its own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate.

e. **Federal or State Agencies**. The Investor acknowledges that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

f. **Voting and Inspection Rights**. The Investor acknowledges that if they <u>are not</u> a Major Investor they shall have limited voting, information and inspection rights.

g. **No Public Market**. The Investor acknowledges that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Investor hereunder.

5. **Miscellaneous**.

a. **Security.** This Crowd Note is a general unsecured obligation of the Company.

b. **Special Purpose Vehicle**. The Investor agrees to take any and all actions determined in good faith by the Company's board of directors to be advisable to reorganize this instrument and any shares of Capital Stock issued pursuant to the terms of this instrument into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd Notes.

c. **Successors and Assigns**. The terms and conditions of this Crowd Note shall inure to the benefit of and be binding upon the respective successors and assigns of the parties hereto; <u>provided, however</u>, that the Company may not assign its obligations under this Crowd Note without the prior written consent of the Investor.

d. **Governing Law**. This Crowd Note shall be governed by and construed under the laws of Delaware as applied to other instruments made by Delaware residents to be performed entirely within the state of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of law.

e. **Notices**. All notices and other communications given or made pursuant to this Crowd Note shall be in writing and shall be deemed effectively given upon the earlier of actual receipt or: (i) personal delivery to the party to be notified, (ii) when sent, if sent by electronic mail or facsimile during normal business hours of the recipient, and if not sent during normal business hours, then on the recipient's next business day, (iii) five days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (iv) one business day after deposit with a nationally recognized overnight courier, freight prepaid, specifying next business day delivery, with written verification of receipt.

f. **Financing Agreements**. The Investor understands and agrees that the conversion of the Crowd Note into Conversion Shares may require the Investor's execution of certain agreements relating to the purchase and sale of such securities as well as registration, co sale, rights of first refusal, rights of first offer and voting rights, if any, relating to such securities. The Investor agrees to execute all such agreements in connection with the conversion so long as the issuance of Conversion Shares issued pursuant to the conversion of this Crowd Note are subject to the same terms and conditions applicable to the preferred stock sold in the Qualified Equity Financing (or the Shadow Series).

g. **Severability**. If one or more provisions of this Crowd Note are held to be unenforceable under applicable law, such provision shall be excluded from this Crowd Note and the balance of the Crowd Note shall be interpreted as if such provision were so excluded and shall be enforceable in accordance with its terms.

h. **Transfer of a Crowd Note**. Subject to (i) the prior written approval of the Company, which may be given or withheld in the Company's sole discretion and (ii) compliance with applicable federal and state securities laws (including the restrictions described in the legends to this Crowd Note), this Crowd Note and all rights hereunder are transferable in whole or in part by the Investor to any person or entity upon written notice to the Company.

i. **Closing Procedures**. Investor funds can be released to the Company if (i) the Target CF Minimum is reached on or before the Offering Deadline; or (ii) the Company conducts an intermediate close, subject to certain terms and conditions.

j. **Entire Agreement; Amendments and Waivers**. This Crowd Note constitutes the full and entire understanding and agreement between the parties with regard to the subjects hereof. The Company's agreements with each Investor are separate agreements, and the sales of the Crowd Notes to each Investor are separate sales.

6. **Dispute Resolution**.

a. **General Rule.** Any dispute under this Crowd Note will be resolved through arbitration, not through the court system. All arbitration will be conducted in the state in which the executive office of the Company is located at such time of dispute unless both parties agree otherwise in writing in a specific case. All arbitration will be conducted before a single arbitrator in following the rules of the American Arbitration Association. Except as required by law, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

b. **Appeal of Award.** Within thirty days of a final award by the single arbitrator, either party may appeal the award for reconsideration by a three-arbitrator panel. If there is an appeal, the other party may cross-appeal within thirty days after notice of the appeal. The panel will reconsider all aspects of the initial award that are appealed, including related findings of fact.

c. **Effect of Award.** Any award by the individual arbitrator that is not subject to appeal, and any panel award on appeal, shall be final and binding, except for any appeal right under the Federal Arbitration Act, and may be entered as a judgment in any court of competent jurisdiction.

d. **No Class Action Claims.** NO ARBITRATION SHALL PROCEED ON A CLASS, REPRESENTATIVE, OR COLLECTIVE BASIS. No party may join, consolidate, or otherwise bring claims for or on behalf of two or more individuals or unrelated corporate entities in the same arbitration unless those persons are parties to a single transaction. An award in arbitration shall determine the rights and obligations of the named parties only, and only with respect to the claims in arbitration, and shall not (i) determine the rights, obligations, or interests of anyone other than a named party, or resolve any claim of anyone other than a named party, or (ii) make an award for the benefit of, or against, anyone other than a named party. No administrator or arbitrator shall have the power or authority to waive, modify, or fail to enforce this paragraph, and any attempt to do so, whether by rule, policy, and arbitration decision or otherwise, shall be invalid and unenforceable. Any challenge to the validity of this paragraph shall be determined exclusively by a court and not by the administrator or any arbitrator. If this paragraph shall be deemed unenforceable, then any proceeding in the nature of a class action shall be handled in court, not in arbitration.

7. **Approval**. The Company hereby represents that its Board of Directors, in the exercise of its fiduciary duty, has approved the Company's execution of this Crowd Note based upon a reasonable belief that the Purchase Price provided hereunder is appropriate for the Company after reasonable inquiry concerning the Company's financing objectives and financial situation. In addition, the Company hereby represents that it intends to use the proceeds primarily for the operations of its business, and not for any personal, family or household purpose.

8. **Subscription Procedure**. Each Investor, by providing his or her name, and subscription amount, confirms such investment through the Platform and has signed this Crowd Note electronically. Investor agrees that his or her electronic signature is the legal equivalent of his or her manual signature on this Crowd Note. By confirming, the Investor consents to be legally bound by the Crowd Note's terms and conditions, and to the terms and conditions of subscription established by the Platform. All Investors will be processed via Regulation CF. Investments may be accepted up to the Maximum Raise Amount up until the Offering Deadline.

EXHIBIT E
Pitch Deck





BlockForms
Taking the work out of paperwork.
Signature
Automated Forms for Insurance Companies

Legal Notice

Any statements contained in this document regarding us, our expectations, beliefs, plans, objectives, assumptions, or future events or performance are not historical facts and are forward-looking statements. Investors are cautioned that these forward-looking statements involve uncertainties and risks that could cause actual performance and results of operations to differ materially from those anticipated. The forward-looking statements contained herein represent our judgment as of the date of publication of this document, and we caution you not to place undue reliance on such statements. We are a startup business and, as such, certain images contained in this document are for illustration purposes only. Our company, our management, and our affiliates assume no obligation to update any forward-looking statements to reflect events are the initial publication of this document or to reflect the occurrence of subsequent events.

Please see the end of this presentation for important risk disclosure information.



Pre BlockForms[1]

- Time consuming manual process

- Can be prone to human errors

Now

- Designed to be a shorter time to close

- Aims to deliver cost savings on each sale

1. https://burniegroup.com/how-intelligent-automation-is-changing-the-insurance-industry/

BlockForms

Same questions asked differently and repeatedly…

Anthem.

Section A: Application Type		
☐ New enrollment ☐ Change(s)	Group/Case no.(if known)	Requested effective date (MM/DD/YYYY): / /

Section B: Company Information		
 Legal Company name		Employer tax ID no. (required) / /
Doing Business As (DBA)		County
Company street address (Principal business address¹)	City	State ZIP code
Billing address- If different from above	City	State ZIP code
Is this for coverage as a member of an association plan? ☐ Yes ☐ No If yes, association name: _____		
Organization type: ☐ Corporation ☐ Partnership ☐ Proprietorship ☐ Limited Liability Company (LLC) ☐ Other: ___		
SIC code - Required	Type of business (be specific)	Date business established (MM/DD/YYYY) / /

aetna®

1. Employer information

 Company name (legal name)		Doing business as (if applicable)	
Street address (PO box not acceptable)	City	State	ZIP code
Billing address (if different than above)	City	State	ZIP code
Phone number ( )		Fax number ( )	
Company contact – name and title		Company contact email	
Billing contact name (if different from company contact) *Online statements are available. Activate access to your eBusiness account at www.aetna.com/employersregister when you get your approval letter.*		Billing contact email	
Nature of business	SIC code	Federal tax ID number	Date business established (Month/Year):
Employer classification: ☐ Corporation ☐ Nonprofit ☐ Partnership ☐ Sole proprietor ☐ LLC ☐ LLP ☐ Other: ___			

blue california

Section 1 – Company information – All fields are mandatory. Please type or print clearly in black ink.		
1	 Full legal business name of group	Requested coverage effective date
	Doing business as (DBA), if applicable:	
2	Billing address: Number, street, city, state, ZIP (if providing P.O. Box, also complete number 3 below)	
3	Physical address (if different from above)	County location of physical address
	Business street address where most of your employees work (if different from the physical address)	

KAISER PERMANENTE®

1 COMPANY INFORMATION

 Company name		
Doing business as (DBA)		Website
Type of company ☐ Corporation ☐ Sole proprietorship ☐ Partnership ☐ Limited liability company (LLC) ☐ Other:		
In business since (mm/dd/yyyy)	Federal tax ID (EIN) number	SIC code (4 digits)
Physical street address (**no P.O. boxes**)	City	State ZIP County



One-to-Many Form Completion

How it Works



salesforce

Kaiser Permanente
57 Fields
selected
aetna
Aetna
71 Fields
UnitedHealthcare
United Healthcare
55 Fields
selected
oscar
Oscar Health
57 Fields
CaliforniaChoice
CaliforniaChoice
50 Fields
Health Net
Health Net
34 Fields
blue of california
BlueCross BlueShield
44 Fields
selected
Anthem
Anthem
50 Fields

COMPANY INFORMATION
Get started by entering your basic company information here.
Company Name*
Maine Made Buckets
Street Address*
123 Main St.
City*
Sumner
State*
ME
Zip*
04292
Federal Tax ID*
123457689
Legal Entity Type*
C-Corporation

BlockForms

Client Results



"These were really complicated forms and you designed them with ease!"

Kim J.
National Director of Account Management



1. http://www.gisbenefits.net/locations
2. https://www.linkedin.com/in/lee-jackson-30716a27/



- 20 offices across U.S.[1]

- 2,000+ customers[2]

- BlockForms used with customers, partners, and internally

- Carrier forms, disclosures, and onboarding checklists





We Believe We are Prepared for Growth

Joined Accelerator



March 2020



Launched Pilot

June 2020

Client Acquisition





June 2021

Initiate National Expansion



December 2021

BlockForms

Market Entry Strategy

Current

GIS | Benefits
OUR PLAN. YOUR CHOICE.

Pipeline

<Logos Redacted>

Insurance brokers and insurance sales companies

With Funds

Close prospects with faster onboarding

Lead generation services & client success team

B2B Marketing

BlockForms

Sizing the Market

TAM



$74.13B

Global CRM,[1] HRM,[2] digital signature,[3] and document reader[4]

SAM



$5.5B

Document Management[5]

$11.47 billion in 2026

SOM



$0.8B

Intelligent Document Processing[6]

$3.7 billion in 2026 CAGR 36.8%

1. https://www.grandviewresearch.com/industry-analysis/customer-relationship-management-crm-market
2. https://www.grandviewresearch.com/industry-analysis/human-resource-management-hrm-market
3. https://www.businesswire.com/news/home/20211221005358/en/Global-Digital-Signature-Market-Report-2021-2026---Europe-to-Emerge-as-the-Best-Market-for-Investments-in-the-Coming-Years---ResearchAndMarkets.com
4. https://www.theinsightpartners.com/reports/document-reader-market
5. https://www.mordorintelligence.com/industry-reports/document-management-systems-market
6. https://www.marketsandmarkets.com/Market-Reports/intelligent-document-processing-market-195513136.html

BlockForms

We Believe We Can Adapt to Many Industries

Healthcare Claims Management

Market Size:
$13.93 billion by 2023[1]

Escrow & Property Management

Market Size:
$28.21 billion by 2028[2]

Regulatory/ Compliance Tech

Market Size:
$55.28 billion by 2025[3]

1. https://www.marketsandmarkets.com/Market-Reports/healthcare-claim-management-market-36752923.html
2. https://www.fortunebusinessinsights.com/property-management-market-102805
3. https://www.grandviewresearch.com/press-release/global-regulatory-technology-market



Revenue Model

Baseline:

$24,000 annual renewal license

5 forms & 1,000 submissions

Premium:

Baseline +

$5,000 per form added to library +

$12 per submission



Broker License Fees, 15%

Custom Form Build, 25%

Revenue Stream Breakdown

Utilization, 60%

BlockForms

Our Team is Made Up of Insurance and Technology Veterans



Tanya Vucetic

CEO & Co-Founder

- Data Scientist, 4+ Years
- Financial Analyst & Consultant for Aviation, Film, and TV, 6+ Years
- Sr. Level Business Development Manager for Asia Jet in Hong Kong
- MS, Analytics, Georgia Institute of Technology, 2019 - 2022
- MBA, The Hong Kong University of Science and Technology



Benet Heames

Head of Sales & Co-Founder

- Client Sales Executive at Marsh & McLennan Agency, 4+ years
- Employee Benefit Specialist working with group life, disability, dental, and vision programs, 3 Years
- Regional Sales Director, AIG, 1 year
- Senior Consultant at Unum, 5+ years
- B.B.A., Finance from Loyola Marymount University



Ali Akhtar

CTO & Co-Founder

- Entrepreneur and Technology Consultant, 5+ years
- Has built impressive technologies leveraging teams he's personally developed in East, EU, and India
- Has built technologies across various industries for major enterprises within various sectors, including: Finance, e-Commerce, Government, and Healthcare



Taking the work out of paperwork.



Thank you!

Risk Disclosures

Investment Risk

An investment in the company is speculative, and as such is not suitable for anyone without a high tolerance for risk and a low need for liquidity. You should invest only if you are able to bear the risk of losing your entire investment. There can be no assurance that that investors will receive any return of capital or profit. Investors should have the financial ability and willingness to accept the risks (including, among other things, the risk of loss of their entire investment and the risks of lack of liquidity) that are characteristic of private placement investments. There will be no public market for the securities being offered, applicable securities laws will restrict any transfer of the securities, and the securities will not be transferable without the company's consent.

The information provided herein is not intended to be, nor should it be construed or used as, investment, tax or legal advice, a recommendation to purchase, or an offer to sell securities of the company. You should rely on the offering statement and documents attached as exhibits to the offering statement when making any investment decision. An investment in the company is not suitable for all investors.

Risk Disclosures

Company Risk

The company's industry is highly competitive, and the company may not be able to compete effectively against the other businesses in its industry. The company is subject to a number of significant risks that could result in a reduction in its value and the value of the company securities, potentially including, but not limited to:

- Rapidly changing consumer preferences and market trends,
- Inability to expand and maintain market acceptance for the company's services and products,
- Inability to gain access to international markets and comply with all applicable local laws and regulations,
- Inability to achieve management's projections for growth, to maintain or increase historical rates of growth, to achieve growth based on past or current trends, or to effectively manage rapid growth,
- Inability to develop, maintain and expand successful marketing relationships, affiliations, joint ventures and partnerships that may be needed to continue and accelerate the company's growth and market penetration,
- Inability to keep pace with rapid industry, technological and market changes that could affect the company's services, products and business,
- Technological problems, including potentially widespread outages and disruptions in Internet and mobile commerce,
- Potential costs and business disruption that may result if the company's customers complain or assert claims regarding the company's technology,
- Failure to adequately address data security and privacy concerns in compliance with U.S. and international laws, rules and policies,
- Performance issues arising from infrastructure changes, human or software errors, website or third-party hosting disruptions, network disruptions or capacity constraints due to a number of potential causes including technical failures, cyber-attacks, security vulnerabilities, natural disasters or fraud,

Risk Disclosures

Company Risk (cont'd)

- Inability to adequately secure and protect intellectual property rights,
- Potential claims and litigation against the company for infringement of intellectual property rights and other alleged violations of law,
- Difficulties in complying with applicable laws and regulations, and potential costs and business disruption if the company becomes subject to claims and litigation for legal non-compliance,
- Changes in laws and regulations materially affecting the company's business,
- Liability risks and labor costs and requirements that may jeopardize the company's business,
- Dependence on and inability to hire or retain key members of management and a qualified workforce,
- Ongoing need for substantial additional capital to support operations, to finance expansion and/or to maintain competitive position,
- Issuance of additional company equity securities at prices dilutive to existing equity holders,
- Potential significant and unexpected declines in the value of company equity securities, including prior to, during, and after an initial public offering, and
- Inability of the company to complete an initial public offering of its securities, merger, buyout or other liquidity event.

EXHIBIT F
Video Transcript

BlockForms equips insurance brokers to better serve their clients through the insurance application process per group health coverage.

Depending on what benefits a company would like to offer, brokers will work with several insurance providers to facilitate coverage[1].

This entails submitting several lengthy forms on behalf of each company to multiple insurance providers. Brokers rely on printing, scanning, signing, and emailing to complete the application process[2].

BlockForms streamlines this workflow by collecting company data once, populating all required forms, sending for signature, and submitting for approval.

Take the work out of paperwork with BlockForms.

Sources:

1) https://www.uhc.com/employer/group-health-insurance-basics/working-with-a-broker

2) https://www.docusign.com/sites/default/files/Industry-Brief-DocuSign-for-Insurance-Agents-and-Brokers_0.pdf

EXHIBIT G
Webinar Transcript

Brad Andrews:	Hey everybody. This is Brad Andrews with MicroVentures. Thank you all for tuning into this webinar today. Today, we're going to be hearing from BlockForms, a software company that is removing the friction created by repetitive forms. We are joined today by their co-founder and CEO, Tanya Vucetic. Tanya graduated with a Bachelor of Arts of International Area Studies Economics at the University of California Los Angeles, and proceeded to earn an MBA from the Hong Kong University of Science and Technology in 2016. From 2012 to 2017, Tanya served financial analyst positions for Demand Media, ILFC, Aviation Capital Group, Asia Jet and Fox. After becoming a community data scientist for Method Data Science in 2018, Tanya co-founded BlockForms while continuing to work as a data science architect for Onica. She also is pursuing a Masters of Science in computational analytics from Georgia Tech. How are you doing today, Tonya?
Tanya Vucetic:	I'm good, thank you. How are you?
Brad Andrews:	I'm doing very well. I appreciate you taking some time here to share a little bit more about BlockForms. So really quickly before I hand it off to you, just for folks who are listening in, want to let you know what the format's going to be. So Tanya's going to spend about 10 or 15 minutes going through the pitch deck presentation. Hopefully you can see that beautiful intro slide on your screens. So she's going to give us a little bit more background on the company and share some context and then when she's finished, she's going to kick it back over to me and I've got some questions for her so we'll do a little Q&A and hopefully be able to share a little bit more background on the company so you can hear directly from the founder herself. So with that, Tanya, I'll let you take it away and introduce everyone to BlockForms.
Tanya Vucetic:	Sure. Alrighty. Thank you everyone for taking the time to learn more about BlockForms. BlockForms is a web application that automates forms for companies and we like to say that we take the work out of paperwork.

Just a quick acknowledgement of the legal notice here.

Okay. Getting started. So BlockForms is a sales cycle management tool, and our customers do business with a lot of forms, whether those are contracts, applications, checklists, and they do so using software such as Microsoft Word, Adobe, they save things as PDF, they email requests for information and once the form is fully executed, they upload things to the shared drive.

So after acknowledging that this is a really inefficient way to store data and transmit information, BlockForms developed a solution to streamline that correspondence of form population, information sharing, and information storing, so rather than emailing a client and asking them to fill out Section 1A, 3C, skip page four, sign page five and email it back, you can do so all in our web application in a safe, streamlined manner so now customers are interacting with the questions that are required of them only once and they're populating many |

forms. So while this also saves a ton of time, we are reducing the likelihood of error inputting information over and over and over again.

Our secret sauce of our sales cycle management tool is the form automation components, so here's an example of insurance applications asking the same question in different ways, whether that's legal company name, company name, business name, these are all the same question that require the same answer and you're probably wondering why hasn't anyone built an off the shelf solution already for this and the answer is that there is no conformity. All of these forms underlying from a digital perspective have different programmatic requirements and not only is the underlying technical perspective vary greatly from form to form, as we just saw here the nomenclature varies and the format varies. Some questions are asked as a fill-in, some are dropdowns, some are check boxes. So after a lot of research and testing, we've developed a solution to unify these fields that are asking the same information and then mapping them back to numerous applications.

So while we are a full sales cycle management tool, we see ourselves as sitting in between a CRM and a form execution software. So, say a company is allegiant to Salesforce or they pre-populate prospective customer data in like an app-folio. We are API ready to integrate with those softwares and push that information into BlockForms to then execute the form population component of completing a deal and then pushing those forms into like a DocuSign or a HelloSign for execution.

We have two customers. First one being GIS Benefits, a general agency with 20 offices across the U.S. They have 2000 customers. So what that means is the forms that we automated for them that are unified, their customers are only interacting with the information that's required of them once and what's been awesome about our partnership with GIS is that initially we set them up with the forms that their clients are interacting with, but quickly we learned that they have a ton of internal checklists and disclaimers that they need to complete with client information so we've streamlined the way that they do business internally in addition to providing a better customer experience. That said, they upgraded from a baseline annual contract to a premium annual contract within six months and they have renewed their annual contract with us as well. So, things are going great with GIS.

We are prepared for growth. That's why we're here today. We joined an accelerator in March of 2020. We acquired GIS as a client in June of 2021. We've been working on national expansion with them since the end of last year, and also on our offering page you will find that we have the second customer listed that I mentioned earlier, and that is Icarus Investment Property Management, so we are automating forms for them in the property management space.

We have a healthy pipeline of customers ranging from insurance brokerages and insurance sales companies to property management companies and with funds we're just adding fuel to the fire. We're planning on closing these prospects more quickly, developing technology to more quickly onboard those customers, invest in lead generation services in expanding our sales team, and some B2B marketing.

We really believe that our obtainable market is the intelligent document processing market, which is valued at approximately $1 billion now and expected to reach around $3.7 billion by 2026,[i] and what the intelligent document processing market is end to end automation of document-centric business processes using machine learning so that's exactly what we're doing. By leveraging machine learning, we're normalizing and unifying questions that are asked differently, both in their wording, in their format and the underlying technology.

We're definitely not stopping at insurance. As you know, we have moved into the property management space and we can adapt this technology to any industry that interacts with forms, whether that's healthcare claims or regulatory and compliance tech and our revenue model is split into two right now. You heard me mention earlier baseline to premium. Our baseline offering is a $24,000 annual contract, which consists of five forms to be automated in a customer's library and 1,000 submissions of those forms being unified. And then a premium model that is more like incremental pricing based on utilization, so any customer that requires more than five forms in their library, we charge them $5,000 per form that they add to their library and $12 per submission over the 1,000 number of submissions mark. So GIS moved into the premium level of software utilization in December and Icarus came out the gate by signing up for premium.

We definitely know what we're doing. Again, my name's Tanya Vucetic and I'm the CEO. I am a data scientist. I live and breathe optimization. This has been a very fun solution for me to build. I also have a background in finance. I have two co-founders starting with Benet Heames. He's our head of sales. He is an insurance broker himself. This solution was his idea as somebody who needs to execute a ton of paperwork in order to do business and he also has experience in selling software to insurance companies. Ali Akhtar is our CTO. He is a seasoned entrepreneur. He also is an amazing designer and developer. He's responsible for how beautiful and user friendly our software is in addition to its production level quality that our customers are now enjoying. Thank you, guys.

| Brad Andrews: | Great. thanks, Tanya. That was super good overview. I was going to ask about the origin story and you mentioned at the end there that Benet had had come up with it because of the pain himself. I think it's interesting that, I mean, we all interact with forms all the time, right? I think when we first connected, I just to remember thinking, you know, "Forms suck. This is actually great that there's a solution here," but your customer really is the person like Benet where they're the person in charge, not necessarily the end user, but the person who's in charge for filling out all these forms on behalf of end customers so I think that was a really interesting insight. |

I'm curious. So you guys are clearly industry agnostic, right? So you can go after any vertical that you wish really. I mean, this can apply to any business that utilizes a lot of forms. I was curious how you guys think about which verticals to go after, right, when you've got that massive opportunity set and can really focus on any industry? What are the drivers that make you kind of say, "Hey, here's an area that I think we really need to start penetrating," from a customer perspective versus others?

Tanya Vucetic: That's a great question. We started with insurance because of Benet's background and insurance is infamous for the number of forms that are required to be filed routinely, and that's where our connections are. We know how forms have been a bottleneck for insurance broker's ability to do business so that's the glaring reason why we decided to start there. And quickly, insurance is vast, right? So we are in the employee benefits space, but then it's not only the insurance brokerages that deal with the paperwork, but there are insurance general agencies who underwrite the insurance, so that's what GIS does. So, our market quickly expanded from not only the brokers, but their counterparts in order to issue insurance on behalf of the carriers and property management space, while the insurance space is enormous the sales cycle is a lot longer since these organizations are enormous with a lot of internal red tape and climbing within the organization to get to the right earshot. So we moved into the property management space because that sales cycle is much shorter and we're going to continue our efforts in the two for now, since we are getting more fluent at understanding how they do business, but eventually it will take like a case study to better understand our next move.

Brad Andrews: Got it. Understood. I think the fact that insurance is so large, if you tack on property management, it sounds like there's plenty of green space for you guys to run right now before even having to look to the next verticals, so I think that makes sense. And then from a go-to-market perspective, obviously Benet's head of sales, but I was curious if you could speak to who is the typical buyer within the organization here? Maybe you can just use GIS as an example. Is this something that is bought at the C-suite level, or I guess who's typically in charge of a purchase like BlockForms within the company?

Tanya Vucetic: Definitely. It depends on the size of the organization. So the way we got into GIS was through the owner of one of their franchise offices bringing it to the attention of the C-suite executives as an opportunity and then eventually the head of technology made the call after vetting our software and the capabilities. In a larger organization, in and some of them that we're chasing and close to closing, the head of technology is a big enough fish it does not need to go to C-suite level because these organizations are segmented by regions so it would be a regional rollout based on the varying heads of technology's perspective of the value. I don't know about the demographic of the listeners on this call, but we've all worked in jobs where we're required to use new software and onboarding things like Salesforce. It's a similar adoption process for our customers.

Brad Andrews:	Sure, and on that note, what does implementation typically look like? Maybe you can use this as an opportunity to talk a bit about the product. Is this something that's like a plugin into the standard systems or is this a separate application? I'm curious from the user perspective, and maybe from a timing perspective, how long does it typically take to get kind of into an organization like this?
Tanya Vucetic:	Sure. So we are a web application so you would just go to your browser and log in and interact with your account based on your permissions, if you're a supervisor or an administrator or an analyst level of the organization, and once we close a deal with a client at this stage, it is a little bit cumbersome for us to upload forms into the form library just because we're still learning the forms. Once we get to a critical mass from a machine learning perspective, everything will be pretty automatic, but there's still human intervention when it comes to uploading the forms at this stage. So that's partially what the funds will be used for, to further flesh out the automation of the form upload so we can onboard customers more quickly, but right now the onboarding process is about 30 to 45 days.
Brad Andrews:	Okay. Got it. I do want to get into use of funds actually at the end here, but yeah, and I guess it would probably depend, and maybe this is more of the argument for why it makes sense to focus on a few verticals first, depending on the end user, the business, the customer, they might have different needs and so I'm sure that implementation is a little customized, at least at the current time. So no, that makes a lot of sense. And then how do you think about, and I know I saw some questions on the discussion forum of the campaign page, which I'm going to point people towards at the end here, but how do you guys think about competition? You know, it strikes me again that this is something that clearly is needed and doesn't really exist, so I was just curious. Every business still has competition. How do you guys think about that?
Tanya Vucetic:	Definitely. So, when I was on the TAM/SAM/SOM slide of the greater market of the form space, we have our behemoths of like Adobe and CRMs like Salesforce and signature tools such as DocuSign that are all part of the sales cycle, but we're not finding that anyone is industry agnostic from the streamlining the form population process. There are softwares in the insurance world that handle one form because the service they're providing is the execution of that particular product, not necessarily focusing on forms or even different aspects of insurance. So we've had to get really creative as to how we think about our competitors, because we're not just a signature tool, we're not a tool for sales prospects and tracking the touch points of how far along closing a deal is. We're the paperwork processing portion and we're one step in the sales process that's been neglected from a technology standpoint and these catch-all tools like Microsoft Word and Adobe work, but they're very time consuming and very manual so when we try and create a visualization of our competitors, everyone's doing bits and pieces, but no one's strung it all along together.

Brad Andrews:	Sure. Yeah. I think that bringing everything into one tool, particularly as you mentioned in an area that has really kind of been underserved is what I see as the big opportunity here and so, yeah, definitely exciting to hear how you guys think about that. I guess before we wrap up, I did want to talk a bit about the use of funds. So we are doing this webinar to help educate, or further educate, investors to the investment opportunity that we have here. You touched a little bit on some of the automation stuff that you guys were looking to do with the funding, but maybe if you wouldn't mind sharing a bit more on how you plan to use the funds and what that'll enable to you guys to do from a growth perspective. We don't need to get into projections or numbers specifically, but just ... Yeah, I guess where the funds will help overcome any challenges you guys have run into in the recent term.
Tanya Vucetic:	So the reality of the situation is that we have more demand than we can handle, the three co-founders and our key partner developer. We need more support from a human capital perspective. So the funding that we are seeking is going to just be for growth purposes and the two major growth components are developing technology to onboard our customers more quickly and to obtain more and more customers. So that's exactly what the primary focus of using those funds will be for, and also maintaining some healthy working capital for normal day to day operations.
Brad Andrews:	Sure. I mean, having more demand than you know what to do with, it's definitely a problem, but I would put it in the category of good problems to have. So that's great and also anytime we see a company where the capital is going to go towards growth, obviously you're always going to have some R&D and product iteration and improving things, but the fact that you've got something that's being used by customers today I think is really encouraging for prospective investors that it's not like we got to go from zero to one here. It's about growth and so it's really exciting to hear.

Well, that's all I have in terms of questions. Before I pass it back to you to share any sort of parting thoughts or any other places you'd like to point people towards, I want to thank folks who did tune into this. If we didn't get to a question that you might have for Tanya or the team, I would encourage you to go to the MicroVentures campaign page for BlockForms. So you're likely listening to this on that campaign page, but if for some reason you're not, that direct URL is invest.microventures.com/offerings/BlockForms. You can also go to microventures.com and click the Invest tab at the top right and then scroll down until you see the tombstone for BlockForms. It'll both get you to the same place.

On that page, in conjunction with Tanya and her team, we've put together a ton of information. So you'll see another copy of this pitch deck in case you want to go through it at your own speed. There's also a bunch of other information if you scroll down that page on just the background of the company, a little more granular on the use of funds, the traction so far, and terms, of course. So there also has the terms of the investment as well and if you do have a question, you |

can go down to the very bottom. There's a discussion form where you can submit questions. I see that some people have done so already, and Tanya's been doing a great job of being responsive to those. So I'd encourage you to ask any questions that you have there.

And then of course, if you'd like to invest, as I mentioned, that's the purpose of this webinar is to further educate potential investors, and if you'd like to be a part of what this great team is building, we'd encourage you to do so. On that same campaign page, you'll see an orange, bright orange, Invest button up at the top right. You can click there and it'll walk you through the process. If you have an account with us already, you likely know how all this works. If you don't, I encourage you to sign up. It's free to do so. And then you can decide how much you'd like to contribute. I believe there's some perks as well, depending on the level of investment that is made here.

So, again, yeah, I'd encourage everybody to check out that campaign page, and Tanya, is there any parting thoughts or any other places you'd like to potentially point people towards to find out more information?

Tanya Vucetic: Regarding all of the information, I think you've done a great job at directing everyone's attention to where they can find everything out and correspond with me if they have any specific questions. I just want to mention my teammates here and my gratitude for them and that we've reach this point with the traction that we have and that this funding is just to fuel our growth and yeah, we're a diverse, strong team that's really grateful to be on the platform. Thank you.

Brad Andrews: Great. Thanks. I really appreciate you taking some time out of your Friday to share more background here, and we're very excited to be working with you on this, so here's to a big, bright future. Thanks. Thanks for the time, Tanya. I really appreciate it.

Tanya Vucetic: Thank you.

Brad Andrews: All right. Talk to you soon.

---

[i] https://www.marketsandmarkets.com/Market-Reports/intelligent-document-processing-market-195513136.html